JC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





05074496

December 12, 2005

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/12/2005

Re: International Business Machines Corporation
Incoming letter dated November 5, 2005

Dear Mr. Moskowitz:

This is in response to your letter dated November 5, 2005 concerning the shareholder proposal submitted to IBM by Patrick F. Napolitano. We also have received a letter from the proponent dated November 30, 2005. Noting that the proposal appears to be similar to the same proponent's proposal in International Business Machines Corporation, December 29, 1994, we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly, we believe that a specific no-action response is unnecessary.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Patrick F. Napolitano
622 S.E. Degan Drive
Port St. Lucie, FL 34983-2721



Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

November 5, 2005

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Subject: IBM 2006 Proxy Statement - Stockholder Proposal of ***Patrick F. Napolitano***

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six (6) copies of a 6 page submission dated August 19, 2005, including a stockholder proposal (the "Proposal") from Mr. Patrick F. Napolitano (hereinafter the "Proponent"), a former employee of International Business Machines Corporation (the "Company" or "IBM") (**Exhibit A**). IBM believes the Proposal, described by the Proponent again this year as another "***PRO PATRIA AMERICA***" Proposal, may properly be omitted from the proxy materials for IBM's 2006 annual meeting of shareholders (the "2006 Annual Meeting") on the grounds discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE COMPANY AGAIN REQUESTS CABOT[1] RELIEF WITH RESPECT TO THE INSTANT PROPOSAL, AS IT ASKS FOR THE SAME RELIEF AS PROPOSALS PREVIOUSLY SUBMITTED BY THE PROPONENT FOR WHICH CABOT RELIEF WAS EXPLICITLY PROVIDED BY THE STAFF IN CONNECTION WITH PROPONENT'S 1994 SUBMISSION, AND WHICH SAME RELIEF HAS SUBSEQUENTLY BEEN GRANTED TO THE COMPANY BY THE STAFF ON FIVE PRIOR OCCASIONS.

In 1994, in connection with the Proponent's submission of a proposal for consideration in connection with our 1995 proxy statement, the staff concurred in the Company's request to omit the entire submission under former Rule 14a-8(c)(4) as relating to the Proponent's long-standing personal grievance against the Company. See International Business Machines Corporation (December 29, 1994). More importantly, however, following a careful review of the Proponent's history in this arena, which was evidenced by his long-standing and repeated abuse of the

[1] Cabot Corporation (November 4,1994). See also Cabot Corporation (January 16, 2002); Exxon Mobil Corporation (March 5, 2001) and Unocal Corporation (March 30, 2000) IBM was first afforded the ability to receive Cabot treatment for future proposals from this Proponent in the staff's letter to the Company in connection with the 1995 proxy statement. See IBM (December 29, 1994)(See **Exhibit B** hereto). Further, utilizing the 1994 letter, the staff later provided Cabot relief in connection with the Proponent's 1997, 2000, 2001, 2002 and 2003 submissions to IBM. See IBM (January 6, 1998); IBM (January 10, 2001); IBM (December 20, 2001); IBM (January 15, 2003; reconsideration denied April 8, 2003); and IBM (January 7, 2004). The Company again requests Cabot relief under the terms of the December 29, 1994 letter to the Company.

shareholder proposal process with IBM going as far back as 1979,[2] the staff ***also*** granted the Company's specific request for **future** relief as it would apply to similar submissions from this particular stockholder. Such relief, known colloquially as Cabot-type relief, provided specifically that:

> **This response shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent. The Company's statement under rule 14a-8(d) shall be deemed by the staff to satisfy the Company's future obligations under 14a-8(d) with respect to the same or similar proposals submitted by the same proponent.**

International Business Machines Corporation (December 29, 1994). A copy of the 1994 Proposal, together with the staff's 1994 no-action letter to the Company relating thereto are both set forth in **Exhibit B hereto.**

In 1997, when the Proponent again lodged a similar proposal in connection with our 1998 proxy statement, the Company submitted another no-action letter request to exclude the submission. Following a review of the Proposal, the staff specifically informed the Company that the proposal could be omitted, inasmuch as it fell within the "*forward looking*" provisions of the staff's 1994 letter to IBM. In particular, the staff wrote:

> **Noting that the proposal appears to be similar to the same proponent's proposal in International Business Machines Corp., December 29, 1994, we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly we believe that a specific no-action response is unnecessary.**

See staff letter to IBM (January 6, 1998) (also attached as Exhibit C to IBM's no-action request letter dated November 19, 2001).

In 2000, after the Proponent resurfaced with another stockholder proposal, by letter December 6, 2000, the Company again requested Cabot relief. The staff granted such relief by letter dated January 10, 2001, providing IBM with the same response as 1998. See staff letter to IBM (January 10, 2001) (a copy of which was attached as Exhibit D to IBM's no-action request letter dated November 19, 2001).

In 2001, after the Proponent filed another proposal, the staff again granted Cabot relief for the 2002 proxy statement. See International Business Machines Corporation (December 20, 2001).

The Proponent came in again with another proposal for the 2003 proxy statement, and the staff again granted Cabot relief to IBM. See International Business Machines Corporation (January 15, 2003) (See Exhibit C to IBM's December 1, 2003 no-action letter request). Unbeknownst to IBM, the Proponent appealed the staff's decision, and by letter dated April 8, 2003, the staff properly denied the Proponent's request for reconsideration, copying IBM on the staff's response.

---

[2] The Staff's no-action letter files for this Proponent should include the following letters to the Company. Numerous other letters were submitted by Mr. Napolitano both to the staff as well as the Company related to his personal issues with the Company. See, e.g., International Business Machines Corporation (January 12, 1979); International Business Machines Corporation (February 5, 1980); International Business Machines Corporation (February 26, 1987); International Business Machines Corporation (November 30, 1987); International Business Machines Corporation (January 25, 1988); International Business Machines Corporation (February 12, 1990); International Business Machines Corporation (January 14, 1991); International Business Machines Corporation (February 13, 1992); International Business Machines Corporation (December 15, 1992); International Business Machines Corporation (December 14, 1993); International Business Machines Corporation (December 29, 1994); International Business Machines Corporation (January 6, 1998); International Business Machines Corporation (January 10, 2001); International Business Machines Corporation (December 20, 2001) International Business Machines Corporation (January 15, 2003, reconsideration denied April 8, 2003); and International Business Machines Corporation (January 7, 2004).

The Proponent wrote again to IBM and filed a stockholder proposal for the 2004 proxy statement which is ***identical in all respects*** to the instant Proposal. **(Exhibit C).** Since that submission also sought relief similar to what the Proponent sought in his 1994 proposal, IBM requested and received Cabot relief for the 2004 proxy statement. (**See Exhibit D**) The instant Proposal is identical to the one submitted by the Proponent for which Cabot relief was last provided. As such, Cabot relief is again proper in the instant case.

As noted above, the Proponent has again resurfaced with the identical Proposal; in his words: " IA PRO PATRIA AMERICA PETITIONS FOR CORPORATE - FIDUCIARY DUTY-GOVERNANCE." As in 2004, the Proposal, garbled and replete with personal invective, again seeks for the Board to take the same action; in the Proponent's words:

> **"BY IMMEDIATELY EFFECTUATING THE SEPARATION - INDIVIDUALIZATION -- OF THE CHIEF EXECUTIVE OFFICERS' POSITION FROM THAT OF THE CHAIRMEN OF THE BOARD...."** (sic). **(Exhibit A)**

In addition to the fact that the current Proposal is identical in all respects to the one the Proponent filed for the 2004 proxy statement -- for which the Company received Cabot relief on January 7, 2004 -- it also seeks relief identical to one of the actions the Proponent would have had the Company take back in the Proponent's 1994 Pro Patria America! Proposal on Corporate Governance. In this connection, the Proponent's 1994 Proposal sought, among other things, for the Company to "**INDIVIDUALIZE CEO-CHAIR POSITIONS.**" A copy of the complete text of the Proponent's 1994 Proposal is attached in **Exhibit B** for the convenience of the staff.

Like a broken record, the Proponent's tune has not changed. As a disgruntled ex-employee, he seeks this same relief through these stockholder proposals, and, more notably, the Proponent calls this fact out himself. As an integral part of the Proponent's continuing attack on the Company -- first, for firing him, and then, for not reinstating him to active employment -- the Proponent expressly writes in the supporting statement to the current Proposal that the instant Proposal seeks the same relief as he had earlier sought in his 1994 and 1997 stockholder proposals to the Company. In this connection, the Proponent states in the last sentence of the supporting statement to the Proposal:

> **"JUST THINK WHAT MIGHT HAVE BEEN HAD THE S.E.C. APPROVED THE 1994 OR 1997 IA PRO PATRIA AMERICA PETITIONS FOR THE SEPARATION OF CEO AND CHAIR POSITIONS**. PERHAPS NO BUBBLE, REDUCED CRIMINAL FRAUD." (sic)

(See **Exhibit A)** (emphasis added)

From the above, we can again clearly see that the Proponent, ***sua sponte***, is calling out that he is seeking the same relief as he did in his 1994, 1997 and 2003 submissions (i.e., separation of the Chairman from the CEO). In addition to the fact that his own references this year to his earlier proposals simplify the Cabot[3] analysis, it is equally clear the Proponent is using this process simply to harass IBM, and to get IBM to respond to him.

It remains unfortunate that Mr. Napolitano continues to blame IBM for his own miscues; he still seeks retribution for actions ***he alleges*** occurred over 35 years ago, referencing people who for

[3]The Company's 1997, 2000 and 2003 submissions, to which the Staff applied the forward-looking relief under Cabot, describes the similarities between the 1997 and 1994 submissions by the instant Proponent. The Company's 2003 submission noted similarities between it and each of the Proponent's earlier submissions; the 2000 submission showed similar comparisons between the 2000 submission, the 1997 submission and the 1994 submission, and the Company's 2001 submission showed similarities to prior submissions. (See IBM's request for no-action relief dated December 1, 2003 and IBM's request for no-action relief dated November 19, 2001, at pp. 1-6). Reference is also hereby made to pages 2-8 of the Company's November 30, 1997 letter and pages 4-8 of the Company's December 6, 2000 letter to the Staff on the details relating to this matter. The Proponent's 1997 nine page submission to the Company is attached as Exhibit G to IBM's no-action request letter dated November 19, 2001.

the most part, are now dead or otherwise long gone from IBM. Moreover, his current missives are directed at Company personnel who were merely grade-school children at the time the Proponent worked for IBM over two generations ago. Not only is the present Proposal also excludible under Rule 14a-8(i)(4), see Argument II, *infra*, since the Proposal is *identical* to the Proponent's submission for which relief was last granted by the staff under Cabot, it is again properly subject to exclusion under the Cabot rationale. Hence, consistent with the position of the staff to the Company in connection with the Proponent's 1994, 1997, 2000, 2001, 2002 and 2003 submissions under which the staff afforded "forward-looking" relief under Cabot, the Company again requests such relief for the instant Proposal. See, e.g., Cabot Corporation (January 16, 2002); Exxon Mobil Corporation (March 5, 2001); Unocal Corporation (March 30, 2000)(examples of other recent grants of Cabot-type relief). The Proponent continues to dwell on the same themes as he did in all of his earlier submissions -- (i.e., the *allegedly* wrongful, illegal and/or immoral acts of the Company) -- to which the staff initially offered, (in 1994), and has **five** times since provided, Cabot relief. The Company is now hereby again providing this statement to the staff and the Proponent, in a manner consistent with the directive of the staff and current Rule 14a-8(j), in order *to satisfy the Company's obligations with respect to the exclusion of the instant Proposal.* The Company now respectfully requests the concurrence of the staff that Cabot treatment--i.e., the "forward-looking relief" that the staff provided to IBM earlier--will again apply to exclude the instant Proposal from our proxy statement.

II. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(4) AS A PERSONAL GRIEVANCE DESIGNED TO RESULT IN A BENEFIT TO THE PROPONENT WHICH IS NOT SHARED WITH OTHER IBM SHAREHOLDERS AT LARGE.

The Company firmly believes that Cabot relief, as formally requested in Argument I, is again proper. In addition, however, Rule 14a-8(i)(4) clearly permits omission of a proposal that relates *to the redress of a personal claim or grievance against the company, or if it is designed to result in* a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with other shareholders at large. This is precisely such a situation.

The Proponent's instant submission is at least the Proponent's fifteenth **(15th)** formal stockholder "PRO PATRIA AMERICA" (sic) proposal submitted to the Company, and the latest of ***dozens*** of other correspondences sent to the Company, its Board members, and others, including the SEC, the President of the United States and other governmental officials over the years, all emanating *out of his termination of employment from IBM in 1970. The instant Proposal is no more than* another twisted manifestation of the Proponent's long-standing personal vendetta against the Company for terminating his employment from the Company over **thirty-five (35)** years ago.

As noted above, when the Proponent submitted documentation requiring the staff's attention under Rule 14a-8 in 2002, we noted that the Proponent's submission consisted of a variety of allegations lambasting the Company and its management. *We will not repeat all of these allegations.* Reference, however, is made to some of the Company's no-action letter requests (including attachments) resulting in the staff's position with respect to this Proponent's submissions: International Business Machines Corporation (December 29, 1994); International Business Machines Corporation (January 6, 1998); International Business Machines Corporation (January 10, 2001); International Business Machines Corporation (December 20, 2001) International Business Machines Corporation (January 15, 2003, reconsideration denied, April 8, 2003); and International Business Machines Corporation (January 7, 2004).

In addition, by way of further background, the Company's 1994 letter to the staff, International Business Machines Corporation (December 29, 1994), seeking no-action relief under former Rule 14a-8(c)(4), also provided a great amount of detail on the history this particular Proponent has had with the Company over the years; of the Proponent's deep-seated animosity toward the *Company and its officers and directors following his termination in 1970; for the Company's* refusal to reinstate him to active IBM employment; of the Proponent's subsequent abuse of the shareholder proposal process as a means for getting even with the Company, and of the Proponent's attempts to vent publicly his personal grievances in other correspondence. Nothing has changed.

Moreover, there have been -- and continue to be -- other correspondences, some of which the Proponent has sent directly to the SEC and others without copying the undersigned or anyone else at IBM. Other than to reference the Company's earlier letters for the convenience of the staff, the Company will *not* repeat all of their outrageous details. However, it is clearly evident that the Proponent's animosity toward the Company's management and its board has not abated, as evidenced by his ongoing and continuous correspondence to the SEC, the Company, and others, containing a variety of false and misleading statements, as well as his multiple proposals, seeking retribution against the Company for actions against him he believes were wrongful.

This year's Proposal is merely another attempt to punish IBM for his being fired from IBM over 35 years ago. As described, *infra*, the Proponent continues to re-raise these same matters over and over. Further comparisons of his submissions, as well as his other correspondence, reveal that we continue to see the Proponent's showing his scorn for the Company, its officers and directors for not adhering to the Proponent's own self-serving demands. The Proponent continues to point to current and historical events, and continues to advance his own baseless claims that the Company has not acted in a forthright manner with him. Further, as can be seen in his correspondence in connection with the Company's earlier letters, the Proponent's continues to rehash his *own* claim that IBM did not treat *him* in a forthright manner; first he believes IBM should not have terminated his employment, and second, that IBM management should have adhered to various "basic beliefs" of the Company, and reinstated him to employment. The Proponent has manifested this theme in different ways. For example, in the 1997 proposal, he wrote: ***"Board & Officers' failures--dereliction of duties, being utter conflict of interests, flagrant discrimination, violations of policies, rules, regulations, guidelines, prescriptive 'beliefs', contracts--virtual booty before duty".*** (sic)

(See Exhibit G to IBM's no-action request letter dated November 19, 2001, page 3 of 9)

Similarly, the Proponent's 2000 submission stated:

"IBM persists in betraying IBM's alleged (false pretenses?) 'Beliefs'--Legally binding prescriptive contracts to profit wrongful IBM at the expense of IBM's employees and IBM's integrity, chronicling a pattern of culpable IBM misprision as manifested in the Chair's unethical practiced penchant for stifling free speech in pursuit of constitutional rights of employees to due process for redress of grievances...."

(See Exhibit F to IBM's no-action request letter dated November 19, 2001)

In 2002, the Proponent's submission provided, in part, that:

IRREFUTABLE, IBM AWRY, ENTRENCHED IN THE REFUGE OF HYPOCRITICAL SUBTERFUGE, SURREPTITIOUSLY - ABUSING AGENCY RULES AND REGULATIONS TO VITIATE U.S. CONSTITUTION--EVADES CRUX OF LAWFULLY MANDATED PRO PATRIA AMERICA! PETITIONS, AIDED AND ABETTED BY AGENCY - PETITIO PRINCIPII -- FALLACIOUSLY ASSUMING IBM PREMISE FOR REJECTION WHICH IBM FAILS TO PROVE; AGENCY "BEGS THE QUESTION," WRONGFULLY RULES - NON SEQUITOR - REJECTS PROPOSALS.

(See Exhibit A to IBM's no-action letter request dated December 16, 2002).

In October 2003, the Proponent wrote within his supporting statement that:

EXTREMELY ARBITRARY (TYRANNICAL CULPABLE IBM - FED AIDED & ABETTED, RELENTLESSLY WRONGFULLY EXCORIATES - CRUCIFIES - SUPPRESSES (CONSPIRED MISPRISION, DELIBERATE DERELICTION OF DUTY, DESTRUCTION OF JUSTICE AND THE BILL OF RIGHTS, etc) PRO PATRIA AMERICA!S PROPONENT RELATOR'S IA PETITIONS FOR BEING THE PROPONENT'S PERSONAL GRIEVANCES "CRUSADE FOR AMERICA AGAINST ARBITRARY IBM's HISTORIC, CULTURAL IMPERATIVE CRIMINAL FRAUD, INEXPIABLE IBM CRIMES PERPETRATED, PERPETUATED UNAVENGED AGAINST HUMANITY AND AMERICA!..."

(See Exhibit A to IBM's December 1, 2003 no-action letter request)

To the extent the staff seeks to further understand what is going on here, additional information *about the Proponent's version* of his own history with IBM can be gleaned from various *other* correspondence the Proponent has written. To this end, on ***September 2, 2003***, the Proponent wrote to our current CEO, Samuel J. Palmisano, complaining about his own employment history (which ended more than 33 years earlier), including his views on how he thought IBM wronged him. (See Exhibit D to IBM's December 1, 2003 no-action letter request) In appealing to Mr. Palmisano to "right IBM's wrongs" and reinstate him (then after 33 years), the Proponent wrote:

IBM's "CONSPIRED TYRANNY PERMANENTLY TRAUMATIZED ME ON THE MISCREANT IBM MALMANAGEMENT'S DEATH TRAP THEY DELIBERATELY INSTALLED ON THE U.S.A.F. B-52 BOMBER AIRCRAFT SYSTEM ENVIRONMENTAL TEST FACILITY.....IBM CRIMINALLY SCARRED, SCARED AND SCREWED US FOR DEATH, TO COVER MISCREANT MANAGEMENT'S MISERABLE BUTTS, TERRORIZED US IN EXTREMIS - DENIGRATED US TO IBM WATSON'S VIRULENT VILE "MEASURED MILE" IBM MOBIA'S KISS OF DEATH ROW TO FORCE RESIGNATION OR ENDURE IBM CONSPIRED TERMINATION. IBM ASSAULTED INTIMIDATED, DENIGRATED US, THEN WITHOUT CAUSE AND DEFORCED OF RECOURSE, UNLAWFULLY, WRONGFULLY FIRED US, DISGRACED, SLANDERED, LIBELED US RELENTLESSLY. AUTOCRATIC WASTES, CRONY C.O.L.A.G.-- DIRECTORS VIRULENTLY PERPETRATE AND PERPETUATE UNLAWFUL DIABOLICALLY CONSPIRED INEXPIABLE CRIMES, INFERNAL ATROCITIES AGAINST ME AND MY FAMILY, VIA FACTA, IBM's EVIL UNLAWFUL, ULTRA VIRES RETALIATION FOR OUR DUTIFUL PERSEVERANCE IN OUR BONA FIDE PRO PATRIA IMPERATIVE DUTIES TO LAWS GOD AND COUNTRY..."

"....I PUT AMERICA'S INTERESTS AND IBM's INTEREST ABOVE MY FAMILY'S VITAL INTERESTS MUCH TO MY UTTER CHAGRIN -- A MONUMENTAL MISTAKE, FOR IN THE COURSE OF EVENTS IT BECAME VERY CLEAR THAT IBM CORP WATSONS C.O.L.A.-G, et al , ARE THE VERY WORST OF THE WORLDS WORST TYRANTS, AND THE SOURCE OF IBM's EVIL OMNIPOTENT POWER$... "

...<u>EVIL WATSON's IBM BETRAYED US, DESTROYED OUR LIVES, OUR RIGHTS TO FREEDOM</u> FROM TYRANNY... (sic)

(See Exhibit D to IBM's December 1, 2003 no-action letter request)

After nearly a full page of the Proponent's describing his side of his termination from IBM, and his fruitless attempts for reinstatement, including his view of IBM's alleged:

> **"PERSECUTION OF US IN EXTREMIS INHERENT TO IBM's REIGN OF TERROR, LEGACY OF TYRANNY!, CONSPIRED PERPETRATIONS AGAINST US BY WICKED WATSON, EGREGIOUSLY PERPETUATED AGAINST US....",**

the Proponent concluded his letter, somewhat incredibly, by stating:

"WILL YOU PLEASE RIGHT IBM's WRONGS? WE DESERVE REINSTATEMENT - CLOSURE. N.B. PLEASE ADVISE US THE AMOUNT OF OUR ACCRUED PENSION - 48 YEARS."

(See Exhibit D to IBM's December 1, 2003 no-action letter request)

This letter, like all the others, was unsolicited, and was outside of the annual proxy statement process. However, it is valuable to the extent it provides us with another fresh view of the Proponent's long-standing personal grievance with IBM. More importantly, the Proponent's letter also provides us with a clear and direct linkage between the Proponent's own employment history, his personal grievances with IBM, and his habitual filing of these proposals. In this connection, in the penultimate paragraph of his letter -- immediately before the Proponent's request for reinstatement -- the Proponent refers directly to his many stockholder proposals; in the Proponent's unique parlance, the "**IA PETITIONS PRO PATRIA AMERICA!**"

The Proponent notes his view that his grievance-related stockholder proposals are all valid and that we have been unlawfully suppressing them. "THE PREMISES-CLAIMS, CHARGES AGAINST IBM OF OUR BONA FIDE **IA PETITIONS FOR PRO PATRIA AMERICA!** ARE FACTUAL, OF EMINENT LEGAL MERIT -- BASED IN CONSTITUTION LAW, INTER ALIOS, HAVE NOT, CANNOT BE REFUTED BY IBM, DESPITE IBM's UNLAWFUL CONDUCT IN SUPPRESSING - MALIGNANT MISPRISION SAID PETITIONS."

(See Exhibit D to IBM's December 1, 2003 no-action letter request)

The Proponent's linkage of his **PRO PATRIA AMERICA!** stockholder proposals to his long-standing personal grievances with IBM cannot be more obvious. In one document, we see the entire picture. A disgruntled ex-employee who both continues to re-raise his own employment-related matters which were finalized generations ago, and continues to file stockholder proposals because IBM ***does not*** see things the way he does. Were it not already evident from the Proponent's long-standing history with IBM, as set forth in the undersigned's letters to the staff, the Proponent has now, on his own, linked his own personal grievances with IBM to his ongoing filing of stockholder proposals. Since IBM has no intentions of adhering to the Proponent's demands, given his history, it is likely that the Proponent will continue his own personal crusade against IBM for terminating him in 1970 and not reinstating him, and we will continue to maintain that the 14a-8 process is not and should not be a part of the Proponent's arsenal in his campaign against IBM.

But this is hardly new news to the staff. See International Business Machines Corporation (February 5, 1980), *infra*. In addition, by way of recent comparison, we received many other letters from the Proponent over the years. In 2001, he sent us a similar letter, attached as Exhibit H to IBM's no-action request letter dated November 19, 2001. The Proponent's personal grievances, found in such other interim correspondences, have clearly not abated. In IBM's 2000 submission to the SEC, the Company also cited an April 8, 1999 letter from the Proponent. After lambasting the Company's former chairman and the board, in another reference to himself and his personal situation, the Proponent noted that:

> **"We suffer 40 years + IBM criminally inflicted injury, fraud, deprivation of our rights, persecution in extremis at the bloody hands of venal, evil IBM for our adherence to principles "Beliefs," dedication to imperative duty in the service, defense of America!"**
>
> (See Exhibit I to IBM's no-action request letter dated November 19, 2001- penultimate paragraph)

Were this not enough, these correspondences can also be compared to the May 9, 2001 letter we received from the Proponent complaining about his own personal situation on how he was wrongfully fired from IBM and not reinstated. (See Exhibit H to IBM no-action request letter dated November 19, 2001) For example, the May 9, 2001 correspondence -- a six page submission with attachments -- the Proponent stated, in the fifth paragraph of the first page:

ALAS, VIRULENTLY VENAL IBM, ab initio CONTINUUM, PERSISTS IN IBM'S DELIBERATE, DIABOLICALLY OPPOSED TO MANIFEST TRUTH & REASON, DERELICTION OF IBM'S IMPERATIVE FIDUCIARY DUTIES, i.e., IBM PERPETUATES THE ENORMOUS WICKEDNESS OF WATSON IBM'S BRUTAL BREACH OF LEGALLY BINDING FEDERAL - IBM CONTRACTS, IBM 'BELIEFS' - CONTRACTS IBM WITH MY FAMILY & ME.

N.B. WIDELY KNOWN TO IBM LINE, EXECUTIVE, SENIOR MANAGEMENT AS MATTERS OF FACT AND IBM'S OFFICIAL LEGALLY DOCUMENTED & IBM AUTHORITATIVELY VALIDATED RECORDS IN THE CHAIRMEN, BOARDS' POSSESSION AND KNOWLEDGE, ***MISCREANT IBM MANAGEMENT CRIMINALLY BURNED MY BRAIN THEN BUSTED MY BUTT***[4] **-- ON THE U.S.A.F. B-52 BOMBER & NASA MANNED FLIGHT (e.g. SATURN) PROGRAMS - SERVICE CONNECTED DISABILITY - ROBBED US OF ALL OUR RIGHTS, RESOURCES RECOURSE TO CONSTITUTIONAL "GUARANTEED, UNALIENABLE RIGHTS," RAVAGED OUR LIVES AND WRONGFULLY FIRED US FOR OUR DUTIFUL PERSEVERANCE TO PRINCIPLES, ETHICS RULE OF LAW REQUIRED REFUSAL OF CHAIRS' COERCIVE ULTIMATUM TO GO ALONG WITH, OR BE FIRED BY IBM'S VENAL M.O.B.I.A.** IBM'S INIQUITOUS BOONDOGGLE MANAGEMENT'S MALIGNANT MISPRISION OF BARRATRY, INSATIABLE ARROGATION - COESSENTIALLY, "IBM'S UNLAWFUL PREDATORY MONOPOLY (U.S.D.O.J.). THE CHAIR'S RUTHLESS ULTIMATUM WAS ILLEGAL. **AS CHAIR KNEW, IBM DID THE CRIMES, WE - IBM'S VICTIMS - WERE FORCED BY THE CHAIR TO SUFFER LIFETIMES FOR MISCREANT IBM'S CRIMES!**

(See Exhibit H to IBM's no-action request letter dated November 19, 2001 page 1 of 6)(emphasis added)

It is clear that the issues raised in the Proponent's most recent letters are also the very same ones contained in many of his earlier correspondences.

To further update the staff, in an even more recent correspondence from the Proponent dated November 1, 2004, the same theme surfaced again. The Proponent's scorn for IBM's management and board of directors relating to his own employment situation, and his unquenched desire to exact revenge for being fired remains as fresh today as ever. In his words:

UNAVENGED, ERGO, OUR LIFETIME PRO PATRIA IN DEFENSE OF AMERICA! VS 'GOLDBRICK, IBM!!.. N.B. I WAS ONLY 19, SERVING AMERICA HONORABLY IN WICKED WATSON'S WW II, I WAS ONLY 34 WHEN "GOLDBRICK...IBM" MISCREANT MANAGEMENT CRIMINALLY, CRUELLY ORDERED ME WITHOUT WARNING INTO HARMS WAY TO SUFFER IBM'S DEVASTATING, PERMANENT TRAUMA "FIRE" TO MY HEAD ON THEIR GOLDBRICK... IBM RIGGED DEATH TRAP ON THE U.S.A.F. B-52 SYSTEMS ENVIRONMENTAL TEST FACILITY. DUPED BY IBM WATSON, WE FOOLISHLY TRUSTED IBM TOM WATSON WITH OUR LIVES, ONLY TO BE BETRAYED, BACKSTABBED IN EXTREMIS -- PERSECUTED ON IBM WATSONS VIRULENTLY VILE MEASURED MILE THEN

[4]Similar language can be found in the cover letter to the Proponent's 1998 Proposal: "IBM BARRATROUS BLOODY BUGGERS CRIMINALLY BURNED MY BRAIN, MISCREANTLY BUSTED OUR BUTT, HARASSED, THREATENED, "FIRED," ROB US OF OUR RIGHTS, RESOURCE, RECOURSE, PERSECUTE US IN EXTREMIS BECAUSE WE PERSIST IN ADHERENCE TO PRINCIPLES, ETHICS, CONTRACTS/"BELIEFS", PRO PATRIA AMERICA! (See Exhibit G to IBM's no-action request letter dated November 19, 2001, page 2 of 9).

FIRED BY THAT "GOD DAMN YOU, OLD MAN WATSON" & HIS CABINET REVOLVING DOOR BOARD OF DASTARDLY GOLDBRICK DIRECTORS FOR PERSEVERING IN OUR IMPERATIVE PRO PATRIA IN DEFENSE OF AMERICA! AGAINST ACCURSED WICKED WATSONS "GOLDBRICK...IBM-GOVERNMENT TERRORIST PROTECTION PROGRAM "SWEETHEART DEALS', I.E., "GOLDBRICK...IBM WATSON'S GLORIFIED WHOREHOUSE....

(*emphasis in original*) **(See November 1, 2004 letter, attached as Exhibit E hereto)**

Even more recently, by letter dated September 9, 2005, the Proponent sent in another outrageous missive, this time to our non-management directors. Referring specifically to his August 19, 2005 6 page submission including the Proposal, the Proponent again linked his personal grievances to his "petitions." In his words: "**OVER THE MANY GENERATIONS 'FOR GOD AND COUNTRY' WE PERSEVERE IN OUR URGENT APPEALS**...' He continues to seek "**COGENT REASONS FOR IBM CORP'S UNLAWFUL WRONGFUL TERMINATION OF OUR LIVES, OUR RIGHTS OUR EMPLOYMENT OUR CAREERS, DEFORCEMENT OF OUR PENSION - RESOURCES AND RECOURSE TO DUE PROCESS AND THE BOARDS UNANIMOUS REJECTION OF OUR 1A PRO PATRIA AMERICA! PETITIONS...**" **(See Exhibit F)**. At the request of Ms. Catherine Black, Chair of the IBM Directors and Corporate Governance Committee, Mr. Daniel E. O'Donnell wrote back to the Proponent and informed him that IBM would respond to his submission in due course. (See **Exhibit G**). The instant letter, on which the Proponent has been copied, constitutes the Company's response.

In sum, the Proponent remains enraged at IBM because he was fired by the Company over 35 years ago. In addition to misusing the shareholder proposal process to get back at the Company, he continuously sends copies of his letters to other governmental agencies, including the SEC, the President of the United States and other officials. Anyone already familiar with the Proponent's history with IBM, or who reads through the undersigned's December 5, 1994, November 30, 1997, December 6, 2000, November 19, 2001, December 16, 2002 and December 1, 2003 letters to the staff regarding such history, can also see that absolutely nothing has changed between the Proponent and the Company. Moreover, it is crystal clear that the Proponent is again merely attempting to twist and misuse the stockholder proposal process to advance his own, self-serving personal ends. This is a gross misuse of the proxy process, and a colossal waste of time for the Company, the staff of the Division of Corporation Finance, and any other person who must read these letters.

Each of the other correspondence penned by the Proponent over the years -- many of which letters have been included in earlier filings with the staff -- also make abundantly clear that the Proponent -- in his own mind -- has never evened the score with the Company. The Proponent, through his repeated misuse of the shareholder proposal process, is now again attempting to hold *current* IBM management accountable for his termination from the Company in 1970, and is once again attempting to employ the shareholder proposal process to try and rectify his personal grievances.

As far back as the Division's letter to the Company **dated February 5, 1980**, *which letter also addressed the instant Proponent*, the Division's recognition of misuse of the shareholder proposal procedure by this disgruntled former employee was clearly articulated. The staff's no-action letter stated:

> After consideration of the information contained in your letter and the exhibit thereto, this Division believes that there may be some basis for your view that the proposal may be omitted in reliance upon Rule 14a-8(c)(4). **In the Division's view, despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the**

> **proposal as one of many tactics designed to redress an existing personal grievance against the Company**. (emphasis added)

International Business Machines Corporation (February 5, **1980**)

These words again ring true as it applies to the instant Proponent and this year's Proposal, almost **twenty-five** years (and at least **14** stockholder proposals) *later*.

The Commission long ago established that the purpose of the stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Release 34-3638 (January 3, 1945). The purpose of current Rule 14a-8(i)(4) is to allow companies to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976). In this connection, the Commission has consistently taken the position, see Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-19135 (October 14, 1982), that Rule 14a-8(i)(4) is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders. In discussing the predecessor Rule [Rule 14a-8(c)(4)], the Commission stated:

> *It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest.* **Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large.**

See Exchange Act Release No. 19135 (October 14, 1982).

It is by now clear beyond peradventure that the Proponent's personal grievances, however styled and in whatever format, are of absolutely no interest to IBM stockholders at large.

In this vein, the Commission has recognized that where: (i) a proponent has a long-standing history of confrontation with a company, and (ii) that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4) [and its predecessor Rule 14a-8(c)(4)], a proposal may be excludable on this ground even though, on its face, it does not reveal the underlying dispute or grievance. See The Southern Company (January 23, 2003); International Business Machines Corporation (December 18, 2002); Burlington Northern Santa Fe Corporation (February 5, 1999)(proposals relating to company's operations properly excluded as personal grievance); International Business Machines Corporation (November 17, 1995)(disgruntled former employee); Pfizer, Inc. (January 31, 1995)(disgruntled former employee); International Business Machines Corporation (December 29, 1994); International Business Machines Corporation (December 22, 1994)(involving the instant, disgruntled former employee); Cabot Corporation (November 4, 1994; November 29, 1993; December 3, 1992; November 15, 1991; September 13, 1990; November 24, 1989; November 9, 1988, and October 30, 1985). In its 1994 no-action letter to Cabot Corporation, the staff specifically permitted Cabot to apply its response to any future submissions to Cabot of a same or similar proposal by the proponent. See also Cabot Corporation (January 16, 2002); Exxon Mobil Corporation (March 5, 2001) and Unocal Corporation (March 30, 2000)(other recent grants of Cabot type relief under Rule 14a-8(i)(4)); International Business Machines Corporation (November 22, 1995 and December 29, 1994)(in two separate letters regarding separate proponents staff permitted both responses to apply to any future submissions to the Company of a same or similar proposal by same proponents); Texaco, Inc. (February 15, 1994)(staff also permitted Texaco to apply personal grievance ruling to any future submissions of the same or similar proposals by the same shareholder). The same result should apply here.

The staff has often utilized the personal grievance exclusion to omit proposals in cases where the stockholders were using proposals as a tactic to redress a personal grievance against the Company notwithstanding that the proposals were drafted in such a manner that they could be read to relate to matters of general interest to all shareholders. See Southern Company (February 12, 1999); Pyramid Technology Corporation (November 4, 1994)("the proposal, while drafted to address a specific consideration, appears to be on in a series of steps relating to the long-standing grievance against the company by the proponent); Texaco, Inc. (February 15, 1994 and March 18, 1993); Sigma-Aldrich Corporation (March 4, 1994); McDonald's Corporation (March 23, 1992); American Telephone & Telegraph Company (January 2, 1980). Since the shareholder proposal process is not intended to be used to air or rectify personal grievances, we continue to believe Rule 14a-8(i)(4) provides a fully adequate basis in this case for omitting the instant Proposal from the proxy materials for the Company's upcoming Annual Meeting. The Company therefore respectfully requests that no enforcement action be recommended if it excludes the Proposal pursuant to Rule 14a-8(i)(4).

III. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(3) AS CONTRARY TO THE PROXY RULES, INCLUDING RULE 14a-9, WHICH AMONG OTHER THINGS PROHIBITS VAGUE AND INDEFINITE AS WELL AS FALSE AND MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

Rule 14a-8(i)(3) permits a registrant to exclude a proposal from its proxy statement if the proposal is either vague and indefinite or materially false and misleading. Joseph Schlitz Brewing Company (March 21, 1977). This Proposal is both vague and indefinite as well as materially false and misleading. It is clear only that the Proponent is seeking retribution against IBM. Furthermore, the wealth of unintelligible garble the Proponent has provided -- on events only he might be familiar with -- is both vague and indefinite under Rule 14a-8(i)(3) as well as materially false and misleading under Rule 14a-9. Moreover, even if stockholders at large were to otherwise come to know the Proponent and the true circumstances behind the Proposal, the Company reiterates that our proxy statement is not the place for the Proponent to be airing these false and misleading statements, or otherwise venting his frustrations by pointing the finger at others for his own situation. The instant submission exemplifies what Rules 14a-8(i)(3) and 14a-9 are designed to address.

In the case of NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992), the court stated: "the Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote." The instant Proposal is similarly infirm. In addition to being in large part vague and unintelligible, like the RESOLVED section, the introductory "WHEREAS" section, together with resolution and the paragraphs following it, together constitute an amalgam of disjointed statements, materially false and misleading accusations against IBM and its management, unattributed and unverifiable references to events lodged deeply in the Proponent's own mind, and a variety of other virtually incomprehensible hyperbole. In short, this woeful submission fails to meet the requirements of a proposal. The Proponent continues to falsely accuse the Company and its directors and officers of illegal conduct and immoral activities, in a manner which is directly violative of Rule 14a-9. In this connection, the Commission has recognized that material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation, may be omitted under Rule 14a-9. See Note (b) to Rule 14a-9. Inasmuch as we understand the Proposal and accompanying correspondence to suggest that the Company, its officers and directors have been engaged in improper, immoral and/or illegal conduct, the "WHEREAS" paragraph, the RESOLVED paragraph, and each of the remaining paragraphs in the document should be stricken in their entirety under Rule 14a-9. Given all of its multiple infirmities, the Company submits, after having studied the instant Proposal and each of its component pieces, that it is defective, being both vague and indefinite as well as materially false and misleading. Neither the IBM stockholders nor the Company should have to consider this Proposal in any format. The Company therefore submits that the entire submission should be omitted under Rules 14a-8(i)(3) and 14a-9, and respectfully requests that no enforcement action be recommended to the Commission if the Company excludes both the Proposal and the supporting statement on the basis of Rules 14a-8(i)(3) and 14a-9.

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for the 2006 Annual Meeting. We are sending the Proponent a copy of this letter, thus advising him of our intent to exclude the Proposal from the proxy materials for our Annual Meeting. If the staff disagrees with the Company's conclusion that the Proposal may be omitted from its proxy materials, I request the opportunity to confer with the staff prior to the issuance of your position. If you wish any further information, please call me at 914-499-6148.

If the Proponent elects to respond to this letter, or initiates any other correspondence with the staff of the SEC or any other persons involving IBM, the Proponent is again hereby respectfully requested to send a copy of any such correspondence directly to my attention at the address above.

Thank you for your attention and consideration in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

Enclosures

cc: Mr. Patrick F. Napolitano
622 S.E. Degan Drive
Port St Lucie, FL 34983-2721

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

DANIEL E. O'DONNELL, etal
OFFICE OF THE SECRETARY
IBM CORP.
NEW ORCHARD ROAD
ARMONK, NEW YORK, 10504

VIA CERTIFIED MAIL, R3
7004 0750 0003 5098 9973

622 SE. DEGAN DRIVE
PORT ST. LUCIE FLA. 34983
AUG. 19, 2005

SUBJECT: IA PRO PATRIA AMERICA! FOR SEPARATION OF IBM CEO FROM CHAIR POSTS, INTER ALIA, CONTINUUM.
REF1) INFERNAL BALLISTIC MISSILE DTD DEC 1, 03, IBM TO SEC. & JAN 7, 04 SEC DEFERENCE TO IBM, CONTINUUM
2) IA PETITION, CERTIFIED, AUG 10, 04 TO IBM CEO/CHAIR, SEC'Y, PRES G.W. BUSH, SEC. CHAIR DONALDSON - NO REPLY
3) " " " AUG 10, 04 TO IBM SECRETARY, PRES BUSH, SEC CHAIR,* (ATTACHED TO REF 2) NO REPLY
4)* LTR DTD AUG 25, 04 S.E.C. TO NAPOLITANO ACKNOWLEDGING RECEIPT OF REF 2 & REF 3
5) IA PETITION DTD. OCT 2, 04 NAPOLITANO TO PRES. BUSH, IBM CEO/CHAIR, etal NO REPLY
6) " " " NOV 1, 04 NAPOLITANO TO IBM CEO/CHAIR, IBM BOARD, PRES. BUSH, SEC. CHAIR, etal NO REPLY
7) " " " FEB 1, 05 NAPOLITANO TO SEC. CHAIR, PRES BUSH, A.G. IBM SEC'Y O'DONNELL, etal NO REPLY
" " " MAY 30, 05 NAPOLITANO TO PRES BUSH, AND IA PETITION DTD JULY 27, 05 NAPOLITANO TO PRES BUSH etal "
BOOK "WHO SAYS ELEPHANTS CAN'T DANCE", "INSIDE IBM'S HISTORIC TURN AROUND" (GERSTNER)
"UNDERSTANDING OUR COMPANY", "AN IBM PROSPECTUS"

MR. O'DONNELL,

IN THE INTEREST OF TRUTH, JUSTICE AND BREVITY, I BEG YOUR ATTENTION AND OBJECTIVITY - JURIDICAL CURIOSITY - TO THE SUBJECT, REFERENCED DOCUMENTATION, MOST BEING RECENT ENTREATIES - IA PRO PATRIA - IN DEFENSE OF, FOR RETRIBUTIVE JUSTICE - REDRESS OF GRIEVANCES, QUI TAM DUE HUMANITY, US-AMERICA! V. IBM CORPORATE-GOVERNMENT CRIMINAL CONSORTIA, IE STATE SPONSORED, AIDED & ABETTED, IMMUNIZED HISTORICAL "IBM UNLAWFUL, PREDATORY MONOPOLY", AS ASCERTAINED, PROSECUTED BY U.S. D.O.J. BUT PARDONED, REWARDED BY PERFIDIOUS MOBIACRATIC GOVERNMENT CONSORTIA CRONIES, ANTITHESIS TO DEMOCRACY, THE CONSTITUTION, TRUTH & JUSTICE!

THE REF 2 & 3 IA PETITIONS - ADVOCATING THE SEPARATION OF THE IBM CEO POST FROM THAT OF THE CHAIRMANSHIP, SUBMITTED TO THE IBM CEO/CHAIR, AND YOU SIR, IBM SECRETARY FOR INCLUSION IN THE PROXY MATERIALS FOR THE 2005 IBM STOCKHOLDERS MEETING, ALAS, TO NO AVAIL; IBM UNLAWFULLY, WRONGFULLY - MALICIOUS MISPRISION - STIFLED OUR BONA FIDE IA PETITIONS, AN IBM DASTARDLY DIRTY TRICK, RENDERING DESTITUTE IBM'S ALLEGED "TRUST AND PERSONAL RESPONSIBILITY IN ALL RELATIONSHIPS" AS EQUIVOCATED IN IBM'S UTTERLY SPECIOUS PROSPECTUS, AN EXCERCISE IN SACRILEGIOUS HYPOCRISY, MEMORIALIZED IN THE REF1) IBM CELEBRATION OF WICKED WATSONS' "IBM'S UNLAWFUL PREDATORY MONOPOLY" CORPORATE CRIMINAL CULTURE OF BELIAL BARRATRY!

WE HEREBY RESUBMIT TO IBM CEO/CHAIR, IBM BOARD, IBM SECRETARY, THE REFERENCED 2) AND REFERENCED 3) SUBMITTAL FOR INCLUSION, IN THE PROXY MATERIALS FOR THE 2006 IBM STOCKHOLDERS MEETING. PLEASE COMPLY.

RE: "WHO SAYS ELEPHANTS CAN'T DANCE?" ALAS, THE TRAMPLED, TORTURED SOULS BENEATH THE IBM BIG BLUE BULL ELEPHANTS MA$$IVE BELIAL BARRATRY'S FEET!

PLEASE PROVIDE US WITH DOCUMENTATION ATTESTING TO EACH DIRECTORS DECISION AND REASONS FOR REJECTION.

EX ANIMO, Patrick J. Napolitano, PRO PATRIAT AMERICAN!

COPIES TO: PRES G.W. BUSH, SEC. CHAIRMAN, & OTHERS T.B.D.

ATTACHMENTS: REF 2 & REF 3

SAMUEL J PALMISANO
CEO-CHAIRMAN IBM CORP.
NEW ORCHARD ROAD
ARMONK, NY. 10504

VIA CERTIFIED MAIL R[3]
7003 3110 0000 4709 9015



PATRICK F NAPOLITANO
622 SE DEGAN DR
PORT ST LUCIE FL 34983-2721

"FOR GOD AND COUNTRY"
AUG. 10, 2004
AUG 19, 2005

REF1) IA PRO PATRIA AMERICA! PETITION FOR THE SEPARATION OF IBM CEO-CHAIR POSITIONS, ATTACHED
REF2) INFERNAL BALLISTIC MISSILE, DEC 1, 03 IBM TO SEC, JAN 7, 04 SEC TO IBM
REF3) IA PRO PATRIA AMERICA! PETITION, AUG 1, 04 NAPOLITANO TO SEC DONALDSON, PRES. BUSH, IBM PALMISANO

SAM, et al.

PLEASE FIND ATTACHED REF1) PRO PATRIA AMERICA! IA PETITION FOR GOOD GOVERNANCE, FOR INCLUSION IN IBM'S PROXY MATERIALS FOR 2006 IBM STOCKHOLDER'S MEETING. THE PROPOSAL, EXTREMELY NECESSARY TO ENHANCE THE IBM BOARD OF DIRECTORS INDEPENDENCE, COMPETENCE, OBJECTIVITY, DILIGENCE, INTER ALIA, ACCESSIBILITY TO STOCKHOLDERS.

THE REF1) PROPOSAL HAS BEEN SUBMITTED TO AND REJECTED BY, ARBITRARY, DASTARDLY IBM SEC VENDETTA AGAINST THE IA PETITIONS PRO PATRIA - IN DEFENSE OF AMERICA!, AND AGAINST AMERICA'S ADVOCATE, PETITIONER-RELATOR OVER A PERIOD OF TEN YEARS, MOST RECENTLY IN 2003/04 MEETING CYCLE, IBM S.O.P. UNLAWFULLY, SYSTEMATIZED TERRORISM, EXCORIATION, DENIGRATION AND SUPPRESSION - OFFICIALS' MISPRISION - WITH EXTREME MALICE IN PERPETUITY BY IBM SEC REF2) DESPITE IBM'S BOARD OF DIRECTOR'S UNEQUIVOCAL ATTESTATION - IBM TRUE CONFESSION - AUTHORITATIVELY VALIDATING PRECISELY & COMPLETELY AB INITIO, CONTINUUM OVER "TWO GENERATIONS" THE BONA FIDE, WHOLE TRUTHFULNESS, RULE OF LAW IMPERATIVENESS IN SWORN OATH DEFENSE OF OUR CONSTITUTION, MATTERS OF ACTUAL FACT, INTER ALIA, ARGUMENTS SPECIFIED IN* OUR IA PRO PATRIA - "ONE NATION UNDER GOD" - AMERICA! CRUSADE VS. WICKEDLY WARPED WATSONS' EVIL LEGACY IN IBM'S DASTARDLY, INCORRIGIBLE, REMORSELESS, DISHONORABLE, DISHONEST CORPORATE BACKSTABBING CULTURE (AS WIDELY ACKNOWLEDGED BY GERSTNER) CRIMINAL FRAUD, INEXPIABLE INFINITE INJUSTICES SYSTEMATIZED TERRORISM DIABOLICALLY CONSPIRED, AB INITIO, PERPETRATED AND PERPETUATED CONTINUUM BY EACH AND EVERY ONE OF WATSONS' SUCCESSORS AGAINST HUMANITY, US AMERICA! N.B. IBM'S TRUE CONFESSION TO GUILTY AS CHARGED EXTENSIVELY IN PRO PATRIA AMERICA! IA PETITIONS AND THE IGNOMINIOUS IBM MISMANAGEMENT DEBACLE (HEY, LOUIE!) AND FED BAILOUT PROVES THE ABSOLUTE AND INCONTROVERTIBLE TRUTH PRO PATRIA AMERICA PETITIONER-RELATOR ABSOLUTELY RIGHT, AND "IBM FLUMMOXED GOVERNMENT," THE POWERS THAT (OWN QUEANS THRONE) BE ABSOLUTELY WRONG!

WE TRAVELLED LONG DISTANCES TO ATTEND IBM MEETINGS, WHERE WE DILIGENTLY BEGGED IBM CEO-CHAIRMEN AND DIRECTORS, TO NO AVAIL, FOR A PUBLIC FORUM, FOR THE MUTUAL BENEFIT OF AMERICA! AND THE IBM CORP. BY REFORMING MISCREANT IBM MANAGEMENTS CORRUPTION, UNETHICAL, UNLAWFUL MALFEASANCE THAT EVENTUATED THE I! BULLY MOOSE IGNOMINIOUS DEBACLE, WHICH WAS READILY AVOIDABLE GIVEN MANAGEMENT THAT WOULD LISTEN TO REASON, "BELIEFS".

THE IBM CEO-CHAIRMEN AT THE MEETINGS, THREATENED US WITH FURTHER BODILY HARM, DESECRATED OUR HUMAN, CONSTITUTIONAL, CIVIL, VESTED RIGHTS AND DEFORCED US OF OUR PERSONAL PROPERTY.

IN SUPPORT OF REF1) PETITION, ATTACHED IS A COPY OF DIRECTOR BURKES LETTER TO PROPONENT. IRONICALLY JIM WAS PUT IN CHARGE OF THE SEARCH COMMITTEE FOR A NEW IBM HEAD - LOUIE.

ALSO ATTACHED IS A COPY OF A MEDIA ARTICLE CONCERNING IBM DIRECTOR BROWN WHICH I SENT TO IBM TO SUPPORT OUR PETITION. IBM, S.O.P. DASTARDLY DISHONORABLE, DISHONESTLY, IN RUTHLESS WRONGFUL RETALIATION AGAINST US, (IBM NEVER ANSWERS OUR PETITIONS) SENT THE ARTICLE TO THE SEC, DESPICABLY EXPLOITED DR. BROWN AND US TO DUPE SEC. INTO REJECTING OUR IA PETITIONS CONDEMNING IBM'S "INFERNAL BARRATRY MASSTERS INEXPIABLE INFINITE INJUSTICES, ANTE BELLUM WWII - CONTINUUM CAPITAL-CAPITAL CRIMES VS. HUMANITY!! US AMERICA!!" AS FULLY CONFESSED TO - SELF DAMNING - BY IBM CORP. CEO-CHAIR & BOARD IN YOUR (REF2) IBM OFFICIAL DECLARATIONS TO THE S.E.C. & IA PRO PATRIA AMERICA! PROPONENT. AB INITIO IBM UNLAWFUL PREDATORY MONOPOLY "AIDED & ABETTED TO OMNIPOTENCE BY "IBM FLUMMOXED GOVERNMENT" OVER 3 1/2 GENERATIONS ENTRENCHED MALIGNANT MISPRISION, FINALLY ATTESTS-CONFESSES FULLY - TO IBM HISTORICAL CRIMINAL CULTURE - WITH NO CONTRITION - PERFECTOR IMPERFECT -, NO REMORSE, NO REMEDIES, NO RESTITUTION. EVIL IBM REMAINS IN RELENTLESS RETALIATION, RAPING & RAVAGING OUR LIVES, OUR RIGHTS, OUR CONSTITUTION, OUR AMERICA!! INFERNAL BARRATRY MASSTERS REIGN SUPREME!

SINCERELY, Patrick J. Napolitano - AMERICAN!!

COPIES TO: et al.
PRES. GW BUSH, SEC'Y DONALDSON, et al.

* FOR THE ABOLITION OF EVIL BARRATRY

1 of 5

DANIEL E. O'DONNELL
OFFICE OF THE SECRETARY
INTERNATIONAL BUSINESS MACHINES CORP.
NEW ORCHARD ROAD
ARMONK N.Y. 10504

VIA CERTIFIED MAIL - R³
7001 1940 0001 5404 4794

622 S.E. DEGAN DRIVE
PORT ST. LUCIE, FL 34983
Oct. 26, 2003
AUG 10, 2004
AUG 19, 2005

SUBJECT: PRO PATRIA AMERICA PETITION FOR INDEPENDENT CHAIRMAN, EFFECTIVE CORPORATE GOVERNANCE
REF: PRO PATRIA AMERICA PETITIONS, CONTINUUM, eg "OCT 11, 1994, NOV 6, 1997, SEPARATION OF CEO FROM CHAIR"

MR O'DONNELL,

AXIOM, IA PETITIONS FOR REDRESS OF GRIEVANCES ARE PERSONAL IMPERATIVE INTRINSIC TO THE FOUNDING CHARTERS SACRED HONOR COVENANT, THEREFORE, PLEASE FIND SUBJECT IA PRO PATRIA AMERICA! PEREMPTORY PETITION/PROPOSAL ENCLOSED FOR INCLUSION IN THE PROXY MATERIALS FOR THE 2006 IBM STOCKHOLDERS MEETING. N.B. IBM HAS RENDERED ALL IA PETITIONS INTEGRAL TO ENABLE IBM'S DESTRUCTION OF IA PETITIONS & PROPONENT.

IRREFUTABLE, THE DIRE NEED - REQUIREMENT IN OUR NATIONS VITAL INTERESTS - FOR THE SEPARATION OF THE CEO POSITION FROM THAT OF THE CHAIRMAN'S POSITION - TO ENSURE AN INDEPENDENT, FULLY COMMITTED TO - AND ACCESSIBLE BY - THE SHAREHOLDERS - EFFECTIVE BOARD CHAIRMAN AND DIRECTORS, WAS CLEARLY EVIDENT, AB INITIO, AND RECOMMENDED IN PROPONENT-RELATOR'S IA PRO PATRIA PETITIONS TO IBM, et al AS EXEMPLIFIED IN THE REFERENCED 1994 AND 1997 IA PETITIONS FOR THE DERACINATION OF THE ENTRENCHED IBM EMPOISONED, DOUBLE-CROSS, "BACKSTABBING COERCIVE TO GET ALONG, - QUID PRO QUO - DEMANDING GOING ALONG VENAL GREED CREED - STANDARDS OF IBM'S CORPORATE CULTURAL CRIMINAL FRAUD, INEXPIABLE CRIMES AGAINST GOD AND COUNTRY; COMPILING MISCREANT IBM'S AIDED AND ABETTED PERFIDIOUS PRACTICES OF PERSECUTION IN EXTREMIS AGAINST PROPONENT-RELATOR, AB INITIO, THEREBY ENABLING IBM'S BARRATROUS EVASION OF JUSTICE AND DUE RETRIBUTION, TO VIRULENTLY EXCORIATE, CRUCIFY, SUPPRESS (TORTUROUS MISPRISION) AND DIABOLICALLY DEPREDATE THE SACRED HONOR COVENANT IA PRO PATRIA - IN DEFENSE OF - AMERICA! PROPONENT RELATOR CRUSADE, LAWFUL, REQUIRED PETITIONS VS. VENAL IBM'S UNAVENGED INEXPIABLE ATROCITIES AGAINST HUMANITY, AMERICA! eg. THE LEAST, BILLION $ FOR BARRATROUS CORPORATE WELFARE ANNUALLY, ie IBM-FED "SWEETHEART - QUID PRO QUO - NO BID, NO LID, BARRATRY - DEALS": ALAS, WOE IS U.S! N.B., IT NECESSARILY FOLLOWS - SEPARATION CEO FROM CHAIR, THAT THE OFFICE OF THE SECRETARY" - A MANAGEMENT COHORT, MAJOR IMPEDIMENT TO HONEST CORPORATE GOVERNANCE, MUST BE REESTABLISHED AS FULL TIME "SECRETARY TO THE BOARD OF DIRECTORS." THAT WOULD SERVE AS A MEANS OF - TRANSPARENCY - PRESENCE, CONTINUITY BETWEEN THE BOARD - COMMITTEE MEETINGS.

BY COPY OF THIS IA PETITION, THE PROPONENT-RELATOR HEREBY REQUEST THE S.E.C. CHAIRMAN REQUIRE THE S.E.C. STAFF TO OBJECTIVELY, RIGOROUSLY REVIEW ALL OUR IA PETITIONS SUBMITTED OVER MANY YEARS TO IBM-SEC. FOR EFFICACY, URGENCY, AND TO COORDINATE, AS NECESSARY, WITH "OVERSIGHT BOARD", THE STAFFS OBJECTIVE FINDINGS ALONG WITH THE ENCLOSED INSTANT IA PETITION, FOR DUE PROCESS REDRESS OF HUMANITY - AMERICA'S GRIEVANCES, & RESTITUTION FOR IBM'S PERPETRATED, PERPETUATED ATROCITIES.

IBM CORPORATE WRONGDOINGS - DETRIMENTAL TO THE GENERAL WELFARE OF THE NATION - HAVE INFRINGED ON, JEOPARDIZED THE PRESIDENTS AUTHORITY TO ADMINISTER FOREIGN POLICY, eg IBM'S DEALINGS WITH FOREIGN GOVERNMENTS; OFFSHORING AMERICAN JOBS, DOLLARS; IMPORTING LOW WAGE WORKERS TO DISPLACE AMERICAN WORKERS CORPORATE SCABBING, etc., SUCH ACTIONS DEMANDING A DETAILED ECONOMIC IMPACT STATEMENT FOR APPROVAL. PREMISED IN PETITIONS.

SINCERELY Patrick J Napolitano

COPIES TO: WITH ENCLOSURE

PRESIDENT GEORGE W. BUSH WHITE HOUSE
WILLIAM DONALDSON, CHAIRMAN, S.E.C.

ATTACHMENT TO PALMISANO AUG 10, 04

STOCKHOLDER PRO PATRIA AMERICA PETITIONS FOR CORPORATE-FIDUCIARY DUTY-GOVERNANCE

REF: IA PRO PATRIA AMERICA PETITIONS TO IBM, et al. eg. DTD OCT 11, 1994, NOV. 6, 1997 "INDEPENDENT GOVERNANCE"

WHEREAS: THE AUTOCRATIC CEO-CHAIRMAN POSITION IN PRINCIPLE AND PRACTICE A GRAVE CONFLICT OF INTERESTS, AB INITIO, DOMINATES, DEFORCES BOARD OF DIRECTORS OF LAWFULLY REQUIRED DUE INDEPENDENT DILIGENCE, THEREBY NATURING AND NURTURING - CULTURAL IMPERATIVE, AN IBM ENVIRONMENT OF MALIGNANT DERELICTION OF DIRECTORS' FIDUCIARY DUTIES eg. CONSPIRED FAILURE - REFUSAL TO EXCERCISE DUE DILIGENCE, REDUCES DIRECTORS TO PUPPETS PROFESSING AND PRACTICING A POLICY OF SUBSERVIENCY - ABSOLUTE DEFERENCE - CRONYISM SHIELD - TO WIDELY EVIDENCED, ADMITTED CULPABLE CEO-CHAIRMEN MISMANAGEMENT, DISHONORABLE MALGOVERNANCE DEBACLE AT DEVASTATING - "SPECTRUM OF SACRIFICE" - EXPENSE TO AMERICA, JUSTICE, RULE OF LAW, TRUST, SHAREHOLDER, STAKEHOLDERS, et al. INTERESTS. ERGO,

RESOLVED: THAT THE STOCKHOLDERS OF IBM IN PERSON AND PROXY, HEREBY - IN THE VERY INTEREST OF CORPORATE, HIGH PRINCIPLED, DEDICATED, LAWFUL FIDUCIARY DUTIES OF QUALIFIED INDEPENDENT DIRECTORS - GOVERNANCE, - URGE THE BOARD OF DIRECTORS TO EXCERCISE THEIR IMPERATIVE FIDUCIARY DUTIES BY DECLARING THE BOARD'S DIRECTORS' INDEPENDENCE FROM THE CEO, BY PLEDGING THEIR FIDELITY TO THE COMPANY SHAREHOLDERS, STAKEHOLDERS BY IMMEDIATELY EFFECTUATING THE SEPARATION - INDIVIDUALIZATION - OF THE CHIEF EXECUTIVE OFFICERS' POSITION FROM THAT OF THE CHAIRMEN OF THE BOARD, ie CEO POSITION SPLIT FROM CHAIRMAN POSITION TO ENSURE AN INDEPENDENT, QUALIFIED BOARD CHAIRMAN AND DIRECTORS (N.B. INDEPENDENT = OUTSIDE; CHAIR-CEO, STATUS QUO, "LEAD DIRECTOR" NO GO, CAN'T SERVE TWO MASTERS) UNENCUMBERED BY - FREE FROM - THE CEO'S GRAVE COERCIONS THAT EMPOISON CORPORATE GOVERNANCE.

THE REFERENCED, CONSTITUTIONALLY MANDATED IA PRO PATRIA AMERICA PETITIONS CONTINUUM LIFE TIME, INCLUDED HEREIN - AS SUBMITTED, ARBITRARILY PERSECUTED AND REJECTED BY IBM-SEC -, BY REFERENCE, AS EPITOMIZED IN THE INSTANT PETITION, ARE PREMISED ON, INTER ALIA, PEREMPTORY PRINCIPLES, CORRECTIVE ACTIONS, RECURRENCE CONTROL, ABOLITION OF "CORPORATE AMERICA CRIMINAL FRAUD," etc, VIA PRACTICED PRESCRIPTIVE, CODIFIED STANDARDS OF EXCELLENCE BY INDEPENDENT CHAIR, BOARD OF DIRECTORS, eg. (REF) "...INDIVIDUALIZE CEO-CHAIRMAN POSITIONS..." "...INDEPENDENCE REQUIRES SEPARATE CEO-CHAIR, OBJECTIVE PERFORMANCE, APPRAISALS, DETAILED REPORTING. N.B. 1997, PROPONENT CONTINUES TO DEMAND MEETING WITH BOARD."

EXTREMELY ARBITRARY (TYRANNICAL) CULPABLE IBM-FED AIDED & ABETTED, RELENTLESSLY, WRONGFULLY EXCORIATES - CRUCIFIES - SUPPRESSES (CONSPIRED MISPRISION, DELIBERATE DERELICTION OF DUTY, DESTRUCTION OF JUSTICE AND THE BILL OF RIGHTS, etc) PRO PATRIA AMERICA'S PROPONENT, RELATOR'S IA PETITIONS FOR BEING THE PROPONENTS PERSONAL GRIEVANCES "CRUSADE FOR AMERICA AGAINST ARBITRARY IBM'S HISTORIC, CULTURAL IMPERATIVE CRIMINAL FRAUD, INEXPIABLE IBM CRIMES PERPETRATED, PERPETUATED UNAVENGED AGAINST HUMANITY AND AMERICA! N.B. LAWFUL CORPORATE GOVERNANCE VIGOROUSLY ENCOURAGES (NOT PERSECUTE AS DOES IBM) RELATOR'S IMPERATIVE GOOD FAITH DUTY, AFFORDING TRANSPARENCY TO, ENHANCES GOVERNANCE.

NOTEWELL: THE (SEC) "HIGH POWERED BLUE RIBBON OVERSIGHT COMMISSION ON PUBLIC TRUST EMPANELED AS A RESULT OF THE WIDESPREAD MALIGNANT "CORPORATE AMERICA CRIMINAL FRAUD SCANDALS (WHEREFORE S.E.C.) RECOMMENDED (11-2002) "SPLITTING THE CHAIRMAN AND CEO POST," AS THE REQUIRED CORRECTIVE ACTION - RECURRENCE CONTROL NECESSARY FOR THE ABOLITION OF CORPORATE AMERICA, ENDURING CRIMINAL FRAUD.

THE BLUE RIBBON BOARD VALIDATED PRECISELY PRO PATRIA AMERICA FOR THE SEPARATION OF CEO-CHAIR POSITIONS, OVER EIGHT YEARS AND MANY GIGABUCKS LOST.

NOTEWELL: "...WE (IBM) MIGHT HAVE INADVERTENTLY CONTRIBUTED TO THE SPECTACULAR RISE AND FALL OF THE DOT COMS," "WAVE OF DOT COM HYSTERIA CREST THEN ULTIMATE COLLAPSE DURING 2002 (CEO-CHAIR)". ALAS, INADVERTENCY IS TANTAMOUNT TO MISMANAGEMENT - MALGOVERNANCE, CULPABILITY AUTOCRATIC CEO-CHAIR, CRONY DIRECTORS.

JUST THINK, WHAT MIGHT HAVE BEEN HAD THE S.E.C. APPROVED THE 1994 OR 1997 IA PRO PATRIA AMERICA PETITIONS FOR THE SEPARATION OF CEO AND CHAIR POSITIONS, PERHAPS NO BUBBLE, REDUCED CRIMINAL FRAUD.

Johnson & Johnson

May 15, 1987

Mr. Patrick Napolitano
20306 Frankie Lane
Pflugerville, TX 78660

Dear Mr. Napolitano:

When you spoke with me before the IBM stockholders meeting in New Orleans, you mentioned that I had not responded to a letter you sent me.

I wanted to take this opportunity to reaffirm the response I gave you in New Orleans. When I receive mail in my capacity as Chairman of the Board for Johnson & Johnson, I ensure it receives a timely response from me or an appropriate member of Johnson & Johnson. However, I often receive mail relating to the business of other organizations. In situations like this, it is not unusual for me to forward that mail to the organization for handling. This was the case regarding your correspondence to me. Since you had written to me as a member of the board of directors of IBM, I forwarded that letter to IBM for their handling.

I hope this satisfactorily explains why you did not receive a response from me directly.

Sincerely,



J. E. Burke

kar

ATTACHMENT TO Palmisano AUG.10, 2004

4 OF 5

ATTACHMENT TO PALMISANO AUG 10, 2004 5 OF 5

7 of 9

WASH. POST FEB 4 1981

Government raps IBM's tactics in suit

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ecord."

Leak of Stealth As a Dangerous Data Is Painted Election Ploy

United Press International

A draft report to a House subcommittee charged yesterday that the release of information last year about the super-secret Stealth aircraft was an election ploy by the Carter administration that seriously damaged U.S. security.

The report presented to the House Armed Services subcommittee on investigations urged "a total revamping of Defense Department procedures for the protection of classified security information."

The probe into department procedures began last August following news reports on development of the Stealth aircraft, a new-generation plane intended to avoid detection by enemy radar and other warning systems.

Those reports were confirmed by then-Defense Secretary Harold Brown, who said he was trying to head off further damage resulting from additional press leaks.

But the subcommittee's draft report rejected that argument.

"The release of this information in a formal press conference was a serious mistake and did serious damage to the security of the United States and our ability to deter or to contain a potential Soviet threat," the report said.

"The press conference gave the Soviets information of far more value than was contained in the earlier leaks. It amounted to official confirmation....

"The release of information about Stealth in the formal press conference was done to make the Defense Department and the administration look good in an election year, and not, as claimed, for the purposes of damage-limitation."

The report said not enough evidence was available to determine if the original leaks were "orchestrated" by the administration in order to justify a formal press conference."

Stealth leak termed a gem for Soviets

IBM BOARD OF DIRECTORS I BESOUGHT HIS AID FOR FORUM. ZER

ATTACHMENT TO PALMISANO AUG 10, 2004

By GEORGE C. WILSON
Washington Post Service

analysis

WASHINGTON — The debate over who leaked what to whom, and when, about radar-invisible Stealth aircraft misses the real sore point for the non-political professionals in the defense community.

They angrily believe the Carter administration handed their counterparts in the Soviet Union a gem of information far more valuable than any of the sketchy technical details about Stealth that have been printed in the press.

The gem, in their view, is confirmation by the highest defense executive in the government that Stealth is not just another technological dream but a fully realized weapon that "alters the military balance significantly."

Armed with such a statement from Defense Secretary Harold Brown who made it at a televised news conference Aug. 22, the Soviet general in charge of air defense has a better-than-ever chance of obtaining more money to counter Stealth aircraft, these specialists say.

Neither the United States nor the Soviet Union has enough money to cover every bit in the defense field. The Kremlin's analysts are overwhelmed by thousands of pages of information about American weapons being pursued by military laboratories or ballyhooed by defense contractors. Trade journals, scientific papers, newspapers, speeches by generals, congressional hearings and floor debates add up to a groaning smorgasbord of information — some right, some wrong — about American weaponry.

Because the Soviet government plants stories in Russian publications, Kremlin analysts reading about Stealth in the American press must at least entertain the possibility that those stories are intended to send Soviet technology down the wrong path. This further complicates the job of deciding which American military projects are the important ones to worry about.



Defense Secretary Harold Brown: He spilled the beans, defense pros say.

What Brown and Pentagon research director William J. Perry did, with advance approval of the Carter White House, was assure the Kremlin that Stealth was indeed something to worry about. The Pentagon executives said test Stealth planes already had been built and flown successfully. Brown also said Stealth technology would be incorporated in any future bomber.

Not that those professionals in the defense and intelligence communities liked the articles in the *Washington Post*, *Aviation Week*, *Aerospace Daily* and other publications on Stealth technology dating back to 1976. They did not. But the professionals contend that the Carter administration, through the Pentagon news conference, alerted the Kremlin to where the United States stood on this radar-foiling technology, which both sides have been pursuing for decades.

There were articles back in the 1930s and '40s about the possibility of building an atomic bomb. But such press disclosures, the professionals argue, did not impel the government to tell the world that it actually had developed and tested an atomic bomb, that it worked and would alter the military balance.

Brown's counter to such criticism is that the Aug. 22 news conference disclosed nothing that would help the Soviets develop counter-measures to Stealth aircraft. The really hot technical information has not leaked out anywhere, the defense secretary said. And because the Stealth program was taking on so many more people, requiring so much more money from Congress and entering the debate over what kind of bomber to build, Brown said, it would have leaked out in a matter of months anyway.

"Rogue nations tend to be pretty incorrigible," said Harold Brown, former defense secretary. "One of the problems of American society is that we fail to understand the degree of ruthlessness or fanaticism that

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

29 DEC 1994

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: International Business Machines Corporation (the "Company")
Incoming letter dated December 5, 1994

The proposal concerns the Company's Board of Directors and annual meetings.

There appears to be some basis for your view that the proposal relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(c)(4). In reaching a position, the staff has not found it necessary to address the alternative basis for omission upon which the Company relies. This response shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent. The Company's statement under rule 14a-8(d) shall be deemed by the staff to satisfy the Company's future obligations under 14a-8(d) with respect to the same or similar proposals submitted by the same proponent.

Sincerely,



Vincent W. Mathis
Attorney Advisor

EARLIER (1994) Proposal

STOCKHOLDER'S PRO PATRIA AMERICA! PROPOSAL ON CORPORATE GOVERNANCE

WHEREAS AMERICA'S "SURVIVAL IS THE FIRST PRIORITY," THEREFORE, RESOLVED:
THE STOCKHOLDERS OF IBM IN PERSON AND PROXY HEREBY RECOMMEND THAT THE CHAIRMAN TERMINATE THE BOARD OF RECORD FOR CAUSE, FORFEITURE ALL BENEFITS; ENSURE QUALIFIED BOARD RESPONSIBLE AND RESPONSIVE TO AMERICA'S NEEDS, CONTRACT REQUIREMENTS, STOCKHOLDER'S INTERESTS; RESTORE REASON TO THE METHODS AND AMOUNTS OF COMPENSATION FOR QUALIFIED DIRECTORS AND OFFICERS; REMOVE CONFLICT OF INTEREST INHERENT TO INDEPENDENCE/RESPONSIBILITY REVIEW AND AFFIRM CLAUSE - AMEND, PROVIDE OVERSIGHT, AFFIDAVIT; DEMAND FULL COMMITMENT FROM EACH DIRECTOR; ENSURE COMPLIANCE WITH IBM'S OBLIGATIONS AS CLAIMED E.O.E.; INDIVIDUALIZE CEO-CHAIR POSITIONS, OR PROHIBIT BOARD MEMBERSHIP TO EX CEO-CHAIRMEN; JUSTIFY ANNUAL MEETINGS, EXTENT, LOCATION, ENSURE PROCEEDINGS THEREOF WILL BE UNALTERED, TRUE TRANSCRIPT WITH PROPER IMPRIMATUR, TIMELY AVAILABLE TO ALL STOCKHOLDERS AS ESSENTIAL TO THE PROCESS OF KNOWLEDGEABLE STOCKHOLDERS;

REASON: THE SITTING, EX CEO-CHAIRMEN DOMINATED INDEMNIFIED BOARD, PURSUED SELF SERVING AGENDA. IN EVIDENCED DERELICTION OF IMPERATIVE DUTY THE DIRECTORS PROFESSING AND PRACTICING A POLICY OF DEFERENCE TO ADMITTED MISMANAGEMENT, FAILED TO EXERCISE DUE DILIGENCE, EVADED ADMONITIONS, IGNORED ENTREATIES, PERSISTED IN FAILURE TO AMEND ATTITUDES, FAILURE TO IMPROVE AND MAINTAIN EXPERTISE, COMPETENCY, IRRESPONSIBLY AND WRONGFULLY HONORING, CULTIVATING AND EXTORTIONATELY REWARDING ABJECT FAILURE, FOR WHICH ETHICS DEMAND RESTITUTION, THEREBY CULPABLY TOGETHER WITH IBM FAILED MANAGEMENT CAUSED THE COLLAPSE OF THE COMPANY WITH DEVASTATING CONSEQUENCE TO AMERICA, EMPLOYEES, STOCKHOLDERS, HAVE INSTITUTIONALIZED ANNUAL TUMULTUOUS "ONETIME" RESTRUCTURINGS, DISHONORED CONTRACTS/"BELIEFS", DEPLETED EQUITY, CHURN WORKFORCE-MORALE, GUILEFULLY HIRING WHILE "ARBITRARY" MASS FIRING FIASCO RAGES, UNCONSCIONABLY IN DEFAULT OF E.O.E. PERSISTS IN PERFIDIOUS OFFSHORING OF AMERICA'S JOBS, TECHNOLOGY, DOLLARS AS EVIDENCED BY, INTER ALIA, CORPORATE'S ESPOUSED MALIGNANT "SPECTRUM OF SACRIFICE", "..UNBELIEVABLE BURDEN..", "CHINESE WATER TORTURE", FUNDING-TRAINING FOREIGN ENTITIES AT DIRE COST TO AMERICA!, ETC. YEAR AFTER YEAR, INEVITABLY COMPELLING IMPERATIVE, EXTENSIVE "GERSTNER'S WAR TO REFORM IBM'S CULTURE", "HIS GREATEST CHALLENGE: FUNDAMENTALLY CHANGING IBM'S CULTURE", "ERADICATING MANY IBM TRADITIONS", "WITHOUT A BASIC SHIFT IN ATTITUDES & BEHAVIOR, IBM HE WARNS WILL CONTINUE TO SQUANDER ITS TECHNOLOGY AND TALENT." BEING UNEQUIVOCAL ADMISSION, DENUNCIATION OF THE ENORMITIES OF FAILED MANAGEMENT & THE BOARD, VALIDATES THE IMPERATIVENESS & URGENCY OF PRO PATRIA AMERICA! PROPOSAL. THE CHAIR-BOARD HINDER ACCESSIBILITY TO MEETINGS, OUTCOME ALL ISSUES PREDETERMINED, FINALIZED PRIOR TO MEETING, CHAIR-BOARD IN VIOLATION OF RULES OF ORDER, REDUCES TO ORCHESTRATED STUMP THEATRICS, WITHHOLDS TRANSCRIPT, PERPETRATES CENSORSHIP.

STOCKHOLDER'S PRO PATRIA AMERICA! PROPOSAL ON CORPORATE GOVERNANCE

ARGUMENTUM AD HOMINEM — SEVERAL DIRECTORS RESIGNED.

ANNUAL R&D, $6 BILLION, CORPORATE, IGNOMINIOUSLY FAILING CONTRACTS/ "BELIEFS," AMERICA!, EXPLOITING PUBLIC SUBSIDY, INSTIGATED CRUTCH CONSORTIA-ALLIANCES, DOMESTIC: THWART "ENEMY"; PERFIDIOUSLY DECLARING CRASHED IBM U.S. BASED "COMPANY, "GLOBAL", "THE COMPANY'S SURVIVAL IS THE FIRST PRIORITY," "NATIONALISTIC FACTORS ARE SECONDARY PRIORITY," INSTIGATED FOREIGN CONSORTIA, EMBRACED "ENEMY".

CORPORATE PHILOSOPHY-PRACTICES REMAIN FLAWED, PRECEDENTIAL, DETRIMENTAL TO AMERICA! — "CONSORTIUM BACKTRACKS ALL AMERICAN PLEDGE" EMBRACES "ENEMY," CORRECTLY CONTENDING "GOOD TECHNOLOGY IS NOT ENOUGH," "IF YOU DON'T HAVE A VIABLE BUSINESS PLAN AND CREDIBLE MANAGEMENT YOU ARE NOT GOING TO SUCCEED WITH JUST TECHNOLOGY." GERSTNER — "AT THE HEART OF THE TURMOIL IS ONE SIMPLE FACT: IBM FAILED TO KEEP PACE WITH SIGNIFICANT CHANGE IN THE INDUSTRY," "WE HAVE BEEN TOO BUREAUCRATIC AND TOO PREOCCUPIED WITH OUR OWN VIEW OF THE WORLD."

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

STOCKHOLDER PRO PATRIA AMERICA PETITIONS FOR CORPORATE-FIDUCIARY DUTY-GOVERNANCE

REF: IA PRO PATRIA AMERICA PETITIONS TO IBM, et al. eg. DTD OCT 11, 1994, NOV. 6, 1997 "INDEPENDENT GOVERNANC

WHEREAS: THE AUTOCRATIC CEO-CHAIRMAN POSITION IN PRINCIPLE AND PRACTICE A GRAVE CONFLICT OF INTERESTS, AB INITIO, DOMINATES, DEFORCES BOARD OF DIRECTORS OF LAWFULLY REQUIRED DUE INDEPENDENT DILIGENCE, THERE BY NATURING AND NURTURING -CULTURAL IMPERATIVE, AN IBM ENVIRONMENT OF MALIGNANT DERELICTION OF DIRECTORS' FIDUCIARY DUTIES eg. CONSPIREI FAILURE-REFUSAL TO EXCERCISE DUE DILIGENCE, REDUCES DIRECTORS TO PUPPETS PROFESSINI AND PRACTICING A POLICY OF SUBSERVIENCY-ABSOLUTE DEFERENCE-CRONYISM SHIELD-TO WIDELY EVIDENCED, ADMITTED CULPABLE CEO-CHAIRMEN MISMANAGEMENT, DISHONORABLE MALGOVERNANCE DEBACLE AT DEVASTATING- "SPECTRUM OF SACRIFICE"- EXPENSE TO AMERICA, JUSTICE, RULE OF LAW, TRUST, SHAREHOLDER, STAKEHOLDERS, et al. INTERESTS. ERGO,

RESOLVED: THAT THE STOCKHOLDERS OF IBM IN PERSON AND PROXY, HEREBY-IN THE VERY INTEREST OF CORPORATE, HIGH PRINCIPLED, DEDICATED, LAWFUL FIDUCIARY DUTIES OF QUALIFIED INDEPENDENT DIRECTORS-GOVERNANCE,-URGE THE BOARD OF DIRECTORS TO EXCERCISE THEIR IMPERATIVE FIDUCIARY DUTIES BY DECLARING THE BOARD'S DIRECTORS' INDEPENDENCE FROM THE CEO, BY PLEDGING THEIR FIDELITY TO THE COMPANY SHAREHOLDERS, STAKEHOLDERS BY IMMEDIATELY EFFECTUATING THE SEPARATION-INDIVIDUALIZATION-OF THE CHIEF EXECUTIVE OFFICERS' POSITION FROM THAT OF THE CHAIRMEN OF THE BOARD, ie CEO POSITION SPLIT FROM CHAIRMAN POSITION TO ENSURE AN INDEPENDENT, QUALIFIED BOARD CHAIRMAN AND DIRECTORS (N.B. INDEPENDENT=OUTSIDE; CHAIR-CEO, STATUS QUO, "LEAD DIRECTOR" NO GO, CAN'T SERVE TWO MASTERS) UNENCUMBERED BY- FREE FROM-THE CEO'S GRAVE COERCIONS THAT EMPOISON CORPORATE GOVERNANCE.

THE REFERENCED, CONSTITUTIONALLY MANDATED IA PRO PATRIA AMERICA PETITIONS CONTINUUM LIFE TIME, INCLUDED HEREIN-AS SUBMITTED, ARBITRARILY PERSECUTED AND REJECTED BY IBM-SEC-, BY REFERENCE, AS EPITOMIZED IN THE INSTANT PETITION, ARE PREMISED ON, INTER ALIA, PEREMPTORY PRINCIPLES, CORRECTIVE ACTIONS, RECURRENCE CONTROL, ABOLITION OF "CORPORATE AMERICA CRIMINAL FRAUD," etc, VIA PRACTICED PRESCRIPTIVE, CODIFIED STANDARDS OF EXCELLENCE BY INDEPENDENT CHAIR, BOARD OF DIRECTORS, eg. (REF) "...INDIVIDUALIZE CEO-CHAIRMAN POSITIONS..." "...INDEPENDENCE REQUIRES SEPARATE CEO-CHAIR, OBJECTIVE PERFORMANCE, APPRAISALS, DETAILED REPORTING. N.B. 1997, PROPONENT CONTINUES TO DEMAND MEETING WITH BOARD."

EXTREMELY ARBITRARY (TYRANNICAL) CULPABLE IBM-FED AIDED & ABETTED, RELENTLESSLY, WRONGFULLY EXCORIATES-CRUCIFIES-SUPPRESSES (CONSPIRED MISPRISION, DELIBERATE DERELICTION OF DUTY, DESTRUCTION OF JUSTICE AND THE BILL OF RIGHTS, etc) PRO PATRIA AMERICA'S PROPONENT, RELATOR'S IA PETITIONS FOR BEING THE PROPONENTS PERSONAL GRIEVANCES "CRUSADE FOR AMERICA AGAINST ARBITRARY IBM'S HISTORIC, CULTURAL IMPERATIVE CRIMINAL FRAUD, INEXPIABLE IBM CRIMES PERPETRATED, PERPETUATED UNAVENGED AGAINST HUMANITY AND AMERICA! N.B. LAWFUL CORPORATE GOVERNANCE VIGOROUSLY ENCOURAGES (NOT PERSECUTE AS DOES IBM) RELATOR'S IMPERATIVE GOOD FAITH DUTY, AFFORDING TRANSPARENCY TO, ENHANCES GOVERNANCE.

NOTEWELL: THE (SEC) "HIGH POWERED BLUE RIBBON OVERSIGHT COMMISSION ON PUBLIC TRUST EMPANELED AS A RESULT OF THE WIDESPREAD MALIGNANT "CORPORATE AMERICA CRIMINAL FRAUD SCANDALS (WHEREFORE S.E.C.) RECOMMENDED (11-2002) "SPLITTING THE CHAIRMAN AND CEO POST" AS THE REQUIRED CORRECTIVE ACTION-RECURRENCE CONTROL NECESSARY FOR THE ABOLITION OF CORPORATE AMERICA, ENDURING CRIMINAL FRAUD.

THE BLUE RIBBON BOARD VALIDATED PRECISELY PRO PATRIA AMERICA FOR THE SEPARATION OF CEO-CHAIR POSITIONS, OVER EIGHT YEARS AND MANY GIGABUCKS LOST.

NOTEWELL: "...WE (IBM) MIGHT HAVE INADVERTENTLY CONTRIBUTED TO THE SPECTACULAR RISE AND FALL OF THE DOT COMS," "WAVE OF DOT COM HYSTERIA CREST THEN ULTIMATE COLLAPSE DURING 2002 (CEO-CHAIR)". ALAS, INADVERTENCY IS TANTAMOUNT TO MISMANAGEMENT-MALGOVERNANCE CULPABILITY AUTOCRATIC CEO-CHAIR, CRONY DIRECTORS.

JUST THINK, WHAT MIGHT HAVE BEEN HAD THE S.E.C. APPROVED THE 1994 OR 1997 IA PRO PATRIA AMERICA PETITIONS FOR THE SEPARATION OF CEO AND CHAIR POSITIONS, PERHAPS NO BUBBLE, REDUCED CRIMINAL FRAUD.

DANIEL E. O'DONNELL
OFFICE OF THE SECRETARY
INTERNATIONAL BUSINESS MACHINES CORP.
NEW ORCHARD ROAD
ARMONK N.Y. 10504

VIA CERTIFIED MAIL-R³
7001 1940 0001 5404 4794

622 S.E. DEGAN DRIVE
PORT ST. LUCIE, FL 34983
Oct. 26, 2003

SUBJECT: PRO PATRIA AMERICA PETITION FOR INDEPENDENT CHAIRMAN, EFFECTIVE CORPORATE GOVERNANCE
REF: PRO PATRIA AMERICA PETITIONS, CONTINUUM, eg "OCT 11, 1994, NOV 6, 1997, SEPARATION OF CEO FROM CHAIR"

MR O'DONNELL,

AXIOM, 1A PETITIONS FOR REDRESS OF GRIEVANCES ARE PERSONAL IMPERATIVE INTRINSIC TO THE FOUNDING CHARTERS SACRED HONOR COVENANT, THEREFORE, PLEASE FIND SUBJECT 1A PRO PATRIA AMERICA / PEREMPTORY PETITION / PROPOSAL ENCLOSED FOR INCLUSION IN THE PROXY MATERIALS FOR THE 2004 IBM STOCKHOLDERS MEETING. N.B. IBM HAS RENDERED ALL 1A PETITIONS / INTEGRAL TO ENABLE IBM'S DESTRUCTION, OF 1A PETITIONS & PROPONENT.

IRREFUTABLE, THE DIRE NEED - REQUIREMENT IN OUR NATION'S VITAL INTERESTS - FOR THE SEPARATION OF THE CEO POSITION FROM THAT OF THE CHAIRMAN'S POSITION - TO ENSURE AN INDEPENDENT, FULLY COMMITTED TO - AND ACCESSIBLE BY - THE SHAREHOLDERS - EFFECTIVE BOARD CHAIRMAN AND DIRECTORS, WAS CLEARLY EVIDENT, AB INITIO, AND RECOMMENDED IN PROPONENT-RELATOR'S 1A PRO PATRIA PETITIONS TO IBM, et al AS EXEMPLIFIED IN THE REFERENCED 1994 AND 1997 1A PETITIONS FOR THE DERACINATION OF THE ENTRENCHED IBM EMPOISONED, DOUBLE-CROSS, "BACKSTABBING COERCIVE TO GET ALONG, - QUID PRO QUO - DEMANDING GOING ALONG VENAL GREED CREED - STANDARDS OF IBM'S CORPORATE CULTURAL CRIMINAL FRAUD, INEXPIABLE CRIMES AGAINST GOD AND COUNTRY; COMPILING MISCREANT IBM'S AIDED AND ABETTED PERFIDIOUS PRACTICES OF PERSECUTION IN EXTREMIS AGAINST PROPONENT-RELATOR, AB INITIO, THEREBY ENABLING IBM'S BARRATROUS EVASION OF JUSTICE AND DUE RETRIBUTION, TO VIRULENTLY EXCORIATE, CRUCIFY, SUPPRESS (TORTUROUS MISPRISION) AND DIABOLICALLY DEPREDATE THE SACRED HONOR COVENANT 1A PRO PATRIA - IN DEFENSE OF - AMERICA! PROPONENT RELATOR CRUSADE, LAWFUL, REQUIRED PETITIONS VS. VENAL IBM'S UNAVENGED INEXPIABLE ATROCITIES AGAINST HUMANITY, AMERICA / eg. THE LEAST, BILLION $ FOR BARRATROUS CORPORATE WELFARE ANNUALLY, ie IBM-FED "SWEETHEART - QUID PRO QUO - NO BID, NO LID, BARRATRY - DEALS": ALAS, WOE IS U.S.! N.B., IT NECESSARILY FOLLOWS - SEPARATION CEO FROM CHAIR, THAT THE OFFICE OF THE "SECRETARY" - A MANAGEMENT COHORT, MAJOR IMPEDIMENT TO HONEST CORPORATE GOVERNANCE, MUST BE REESTABLISHED AS FULL TIME "SECRETARY TO THE BOARD OF DIRECTORS." THAT WOULD SERVE AS A MEANS OF - TRANSPARENCY - PRESENCE, CONTINUITY BETWEEN THE BOARD - COMMITTEE MEETINGS.

BY COPY OF THIS 1A PETITION, THE PROPONENT - RELATOR HEREBY REQUEST THE S.E.C. CHAIRMAN REQUIRE THE S.E.C. STAFF TO OBJECTIVELY, RIGOROUSLY REVIEW ALL OUR 1A PETITIONS SUBMITTED OVER MANY YEARS TO IBM-SEC. FOR EFFICACY, URGENCY, AND TO COORDINATE, AS NECESSARY, WITH "OVERSIGHT BOARD", THE STAFFS OBJECTIVE FINDINGS ALONG WITH THE ENCLOSED INSTANT 1A PETITION, FOR DUE PROCESS REDRESS OF HUMANITY - AMERICA'S GRIEVANCES, & RESTITUTION FOR IBM'S PERPETRATED, PERPETUATED ATROCITIES.

IBM CORPORATE WRONGDOINGS - DETRIMENTAL TO THE GENERAL WELFARE OF THE NATION - HAVE INFRINGED ON, JEOPARDIZED THE PRESIDENTS AUTHORITY TO ADMINISTER FOREIGN POLICY, eg IBM'S DEALINGS WITH FOREIGN GOVERNMENTS; OFFSHORING AMERICAN JOBS, DOLLARS; IMPORTING LOW WAGE WORKERS TO DISPLACE AMERICAN WORKERS CORPORATE SCABBING, etc., SUCH ACTIONS DEMANDING A DETAILED ECONOMIC IMPACT STATEMENT FOR APPROVAL. PREMISED IN PETITIONS.

SINCERELY Patrick J Napolitano

COPIES TO: WITH ENCLOSURE

PRESIDENT GEORGE W. BUSH WHITE HOUSE
WILLIAM DONALDSON, CHAIRMAN, S.E.C.

Exhibit D

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 7, 2004

Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Re: International Business Machines Corporation
Incoming letter dated December 1, 2003

Dear Mr. Moskowitz:

This is in your response to your letter of December 1, 2003 concerning a shareholder proposal submitted to IBM by Patrick F. Napolitano. Noting that the proposal appears to be similar to the same proponent's proposal in International Business Machines Corporation, December 29, 1994, we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly, we believe that a specific no-action response is unnecessary.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,



Martin P. Dunn
Deputy Director

cc: Mr. Patrick F. Napolitano
622 S.E. Degan Drive
Port St. Lucie, FL 34983

Exhibit E

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

PATRICK F NAPOLITANO
622 SE DEGAN DR
PORT ST LUCIE FL 34983-2721

SAM PALMISANO, CEO-CHAIR & IBM CORP. BOARD OF DIRECTORS, et al

VIA CERTIFIED MAIL - R³ 7004 0750 0003 5698 9911

NOV. 1, 2004

REF 1) WATSONS' IBM CORP. INTERNECINE REIGN OF TERROR EXTANT 4 GENERATIONS, CONTINUUM, AD INF
2) IA PETITIONS PRO PATRIA - AD INF DUTY DEFENSE OF, FOR QUI TAM DUE AMERICA V. IBM REIGN OF TERROR
3) IA PETITION PRO PATRIA AMERICA V. IBM, SEPT 2, 2003 NAPOLITANO TO IBM CEO-CHAIR BOARD, PRES BUSH NO REPLY
4) IBM WMD - WEAPON OF MASS DEPREDATION OF HUMANITY, US AMERICA, DEC 1, 2003 TO SEC. et al
5) IA PETITION PRO PATRIA AMERICA V. IBM, AUG 10, 04 NAPOLITANO TO IBM CEO CHAIR, BOARD, PRES BUSH, SEC CHAIR, NO REPLY
6) IA PETITION PRO PATRIA AMERICA V. IBM, et al OCT 2, 04 NAPOLITANO TO PRES BUSH, SEN KERRY, MC CAIN, EDWARDS, IBM, NO REPLY

TO:

WICKED WATSONS' IBM AT LARGE LEGATEES, ACCOMPLISHED GOLDBRICK ACCOMPLICES IBM REIGN OF TERROR AXIOM: WICKED WATSONS' WASHINGTON WW II LEGACY, "GOLD BRICK DASTARDLY WMDS, TRAITOROUS, TORTUROUS TERRORISM OF EVIL BARRATRY'S IBM" ie "GOLD BRICK ... IBM" FLUMMOXED, WORE DOWN JUSTICE, EMPOWERED QUID PRO QUO, SHOW THE DOUGH, OFFICIALS' SOULS TO GO - TYRANNICAL BARRATRY - GOVERNMENT'S "STATE TERRORISTS AT LARGE PROTECTION PROGRAM THAT TREACHEROUSLY - HUBRIS OF SACRILEGIOUS HYPOCRISY - DESECRATES, DEPREDATES OUR CONSTITUTION - AMERICA'S VERY SOUL TO ABJECT ABSURDITY TO ILLEGALLY, REGALLY REWARD, HONOR "GOLD BRICK ... IBM" TO OMNIPOTENCE, eg. ARBITRARY GOVERNMENT GOLD BRICKS PROMISE DEMOCRACY, DASTARDLY, DELIVER EVIL BARRATRY, AIDING, ABETTING, SUBSIDIZING, IMMUNIZING "GOLD BRICKS ... IBM'S" UNLAWFUL PREDATORY MONOPOLY OF "JUST US" COMMERCE & GOVERNMENT, THE MONEY POWERS THAT BE" BORN OF BASE - AVARICIOUSLY VENAL, PARASITICALLY NEFARIOUS PLUTOCRATIC BARRATRY, ie CAPITOL-CAPITAL INEXPIABLE INFINITE INJUSTICES, DASTARDLY VIRULENT TERRORISM THAT FERMENTS "GOLD BRICK ... IBM" CORPORATE GOVERNMENT CRIMINAL - NO RESPONSIBILITY, NO ACCOUNTABILITY, CULTURE REWARDED TO EXCESS, ie IBM-FED WHERE EVIL BARRATRY THRIVES, LIBERTY - JUSTICE DIES, NO GOLDBRICK BARRATOR LEFT BEHIND, ie U.S. BILLION$ FOR EVIL BARRATRY, YET NOT ONE PENNY, ONLY EXTREMELY TORTUROUS INJURIES, PERSECUTION, IN EXTREMIS - SACRIFICING SUPREMELY - IN VAIN - FOR OUR DUTIFUL BILL OF RIGHTS PRO PATRIOTISM - IN DILIGENT DEFENSE OF OUR CONSTITUTION, AMERICA! VS. "GOLD BRICK ... IBM" FOR REDRESS OF GRAVE GRIEVANCES, INTER ALIA, TO EXACT RETRIBUTIVE JUSTICE - QUI TAM OWED BY "GOLD BRICK ... IBM" TO HUMANITY, US AMERICA!, SUFFERING, SACRIFICING SUPREMELY CONTINUUM - IN VAIN - "GOLD BRICK ... WATSONS - "CONVICTED FELON," "PRESIDENTIAL CONFIDANT ADVISOR," INSTIGATOR, GODLESS "GOLD MEDAL WINNER" AS DEVIL'S DASTARDLY DIGITIZER OF HUMANITY FOR ANNIHILATION, VIA FACTA, "GOLD BRICK ... IBM" INTERNECINE BARRATRY MASSTERS" "INFERNAL 'BURNING' MACHINES" REIGN OF TERROR, RUTHLESS, RELENTLESS CAPITOL-CAPITAL CRIMES, INTERNECINE BARRATROUSLY MURDEROUS ATROCITIES CONSPIRED, PERPETRATED BY WICKED WATSONS' IBM, RELENTLESSLY PERPETUATED BY WICKED WATSONS LEGATEES AGAINST HUMANITY, US AMERICA!, UNAVENGED, ERGO, OUR LIFETIME PRO PATRIA - IN DEFENSE OF - AMERICA! VS "GOLD BRICK ... IBM"!

N.B. I WAS ONLY 19, SERVING AMERICA HONORABLY IN WICKED WATSONS WW II. I WAS ONLY 34 WHEN "GOLD BRICK ... IBM" MISCREANT MALMANAGEMENT CRIMINALLY, CRUELLY ORDERED ME WITHOUT WARNING INTO HARMS WAY TO SUFFER IBM'S DEVASTATING, PERMANENT TRAUMA "FIRE" TO MY HEAD ON THEIR "GOLD BRICK ... IBM" RIGGED DEATH TRAP ON THE USAF B-52 SYSTEMS ENVIRONMENTAL TEST FACILITY. DUPED BY IBM WATSON, WE FOOLISHLY TRUSTED IBM TOM WATSON WITH OUR LIVES, ONLY TO BE. BETRAYED, BACKSTABBED IN EXTREMIS - PERSECUTED ON IBM WATSONS VIRULENTLY VILE MEASURED MILE THEN FIRED BY THAT "GOD DAMN YOU, OLD MAN WATSON" & HIS CABINET - REVOLVING DOOR - BOARD OF DASTARDLY GOLD BRICK DIRECTORS FOR PERSEVERING IN OUR IMPERATIVE PRO PATRIA - IN DEFENSE OF - AMERICA! AGAINST ACCURSED WICKED WATSONS "GOLD BRICK ... IBM - GOVERNMENT TERRORIST PROTECTION PROGRAM "SWEETHEART DEALS," ie "GOLD BRICK .. IBM WATSONS GLORIFIED WHOREHOUSE - GOLD BRICK .. IBM'S VIRTUAL, VENAL VICE GRIPS EXCRUCIATING THE VITALS OF "UNCLE SAM", IBM SQUEEZES "U. SAM'S MIND, UNLIMITED FUNDS, FULL FORCE, TYRANNY FOLLOWS TO SAVE IBM TO CONTINUE EXPLOITING, EXTORTING, DEPREDATING HUMANITY, US AMERICA! TAXPAYERS, WITH IMPUNITY, TO AMA$$ IBMS BOTTOM LINE!

N.B. IBM CEO-CHAIR & BOARD ATTESTED TO, VERIFIED PRECISELY REF 2), YET TYRANNICALLY SUPPRESSED ENTIRELY - IBM S.O.P., THE URGENT PROMISES OF OUR IA PRO PATRIA - AD INFINITUM - AMERICA PETITIONS V. IBM. RE: MEDIA 5-14-04 "U.S. HAD CLOSE TIES TO NAZI WAR CRIMINALS" (eg IBM), 5-24-04 "COMFORT TO THE ENEMY" (eg IBM) 6-24-04 "IBM TO FACE SUITS LINKED TO HOLOCAUST;" IF NOT INVOLVED, U.S. SHOULD HAVE FOUGHT, NOT HELP, EVIL IBM 70 YEARS AGO. IN SUM: OVER 40 YEARS, I BEGGED - IN VAIN - THE U.S. 4 "POWERS THAT BE" THREE + IBM CORP. TO HONOR THEIR SWORN OATH DUTY TO "HELP US HELP AMERICA"! V. EVIL IBM. ALAS, ENTRENCHED ALLIED HELPED IBM KILL US, OUR GUYS. THIS DAY I PRAY GOD FORCE YOU ALL TO SUFFER THE TERRORISM, TORTURE YOU ALL RELENTLESSLY WAGE AGAINST US.

COPIES TO: PRES G.W. BUSH, SEN J. KERRY, SEN J. MCCAIN, SEN J. EDWARDS, U.S. ATT GEN, ALL C/O PRES. BUSH; S.E. CHAIR, et al.

Exhibit F

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

IBM NON-MANAGEMENT DIRECTORS, etal
C/O CHAIR BLACK, IBM DIRECTORS & CORPORATE
GOVERNANCE COMMITTEE, IBM CORP. MAIL DROP 390
NEW ORCHARD ROAD, ARMONK, N.Y. 10504



PATRICK F NAPOLITANO
622 SE DEGAN DR
PORT ST LUCIE FL 34983-2721

SEPT 9, 2005

REF: 1A PETITION, AUG 19, 05, NAPOLITANO V. "IBM FLUMMOXED GOVERNMENT" NO REPLY

DEAR CHAIR BLACK,

FROM THE DEPTHS OF DESPAIR, VICTIMS OF IBM'S REIGN OF TERRORISM AND TORTURE.

OUR REFERENCED 1A PRO PATRIA PETITION-CONTINUUM - TO THE VERY MANY GENERATIONS OF IBM CEO-CHAIRS (WATSONS C.O.L.A. G. P.) AND BOARDS OF DIRECTORS - COMPANY AND "INDEPENDENT" ie IBM CORP., AND TO VERY MANY OTHERS IN HIGHEST OFFICIAL AUTHORITY, eg. REF: SUBMITTED VIA CERTIFIED MAIL TO IBM CORP, etal., REMAINS SUPPRESSED, A VICTIM OF IBM'S RELENTLESS TYRANNY.

OVER THE MANY GENERATIONS, "FOR GOD AND COUNTRY," WE PERSEVERE IN OUR URGENT APPEALS - FOR OUR LIVES, OUR ORGANIC-HUMAN RIGHTS, JUSTICE - ALAS TO ABSOLUTELY NO AVAIL - TO IBM'S CEO-CHAIRS & BOARDS OF DIRECTORS' IMPERATIVE FIDUCIARY-ACCOUNTABLE-LAWFULLY REQUIRED DUTIES TO CONSTITUTIONAL PRINCIPLES, HUMANITY, US AMERICA! ALAS, IBM REMAINS DERELICT, OPAQUE, IMPENETRABLE, CANNOT BE ACCESSED BY TRUTH, OUR BEGGING FOR OUR LIVES, RIGHTS.

IBM, HUBRISTIC, SACRILEGIOUSLY HYPOCRITICAL, TYRANNICAL, RELENTLESSLY DEFORCES US OF OUR RIGHTS TO, INTER ALIA, FORUM IN THE PUBLICS' INTEREST, AMICABLE DIALOGUE, MEDIATION, ARBITRATION, OUR GOD GIVEN RIGHTS, RESOURCES AND RECOURSE TO DUE PROCESS OF LAWFUL REPRESENTATION - IBM, INTERNECINE BELIAL BARRATRY MA$$TERS FLUMMOXED U.S. GOVERNMENT "INTO RUBBER STAMPING - AIDING & ABETTING - REGALLY REWARDING EVIL IBM'S INEXPIABLE, IRREPARABLE INFERNAL INFINITE INJUSTICES, UNAVENGED, AGAINST HUMANITY, US AMERICA!, ie WICKED WATSONS' WASHINGTON BELIAL BARRATRY-GO-ROUND, REVOLVING Q.P.Q. DOOR.

AS ENTITLED, WE URGENTLY REQUESTED OF IBM, THE NECESSARY DOCUMENTATION ATTESTING - IMPRIMATUR - TO EACH & EVERY DIRECTORS DELIBERATIONS, DECISIONS, WITH SPECIFIC-COGENT REASONS FOR IBM CORPS UNLAWFUL, WRONGFUL TERMINATION OF OUR LIVES, OUR RIGHTS, OUR EMPLOYMENT, OUR CAREERS, DEFORCEMENT OF OUR PENSION-RESOURCES & RECOURSE TO DUE PROCESS, AND THE BOARDS UNANIMOUS REJECTION OF OUR 1A PRO PATRIA AMERICA! PETITIONS; IBM'S CONSPIRED EXCORIATION, IBM'S MALICIOUS, MATERIALLY FALSE & MISLEADING STATEMENTS - MOUNTEBANKERY TO EMPOWER "IBM'S CONSPIRACY TO RAPE JUSTICE, BY FLUMMOXING U.S.S.E.C. - GOVERNMENT." BY COPY OF THIS LETTER I RESPECTFULLY REQUEST THE U.S ATTORNY GENERAL TO APPOINT A SPECIAL, INDEPENDENT PROSECUTOR TO DEFEND THE CONSTITUTIONAL PRINCIPLES, eg IBM, etal, DESECRATION OF THE CONSTITUTION, ATROCITIES AGAINST HUMANITY, US AMERICA! BY IBM, IN EXTREMIS. IBM OMNIPOTENT, THE HISTORICAL EXCEPTION TO THE RULE OF LAW.

PLEASE RECONCILE IBM'S "PRINCIPLES" AND PRACTICES. PLEASE COMPLY, THANK YOU.

IBM DEFORCED THE ME OUT OF "WE THE..." SINCERELY, Patrick F. Napolitano PRO PATRIA T AMERICAN!

COPIES TO: BEGGING THEIR SWORN OATH IMPERATIVE DUTY TO "HELP US HELP AMERICA!" PLEASE!!

PRESIDENT GEORGE W. BUSH
ATTORNEY GENERAL ALBERTO GONZALEZ C/O PRESIDENT BUSH
CHAIRMAN U.S.S.E.C. CHRISTOPHER COX

Exhibit G

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8



Office of the Vice President
Assistant General Counsel and Secretary

New Orchard Road
Armonk, NY 10504

October 11, 2005

Mr. Patrick F. Napolitano
622 SE Degan Drive
Port St. Lucie, FL 34983-2721

Dear Mr. Napolitano:

Ms. Catherine Black, Chair of the IBM Directors and Corporate Governance Committee, asked me to respond to your September 9, 2005 letter to the IBM Non-Management Directors.

Please be assured that I have received your August 19, 2005 letter with submitted materials, and that we will be responding to your submission in due course.

Thank you for your interest in IBM.

Sincerely yours,

Daniel E. O'Donnell

DEO/

U.S. SECURITIES & EXCHANGE COMMISSION
OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
100 F. STREET, N.E.
WASHINGTON, D.C. 20549


Patrick Napolitano
622 SE Degan Dr.
Port St. Lucie, FL 34983-2721

NOV. 30, 2005

SUBJECT: 1ST AMENDMENT PRO PATRIA AMERICA! PETITIONS TO GOVERNMENT FOR REDRESS OF GRIEVANCES - All Killed
REF. 1) 2.1.05 1A PETITION TO S.E.C. CHAIRMAN DONALDSON, PRES. G.W. BUSH, etal "
2) 5.30.05 " " " PRESIDENT GEORGE W. BUSH "
3) 7.27.05 " " " PRESIDENT GEORGE W. BUSH, etal "
4) 8.19.05 " " " IBM BOARD OF DIRECTORS, PRES. G.W. BUSH, SEC CHAIRMAN "
5) 9.9.05 " " " IBM BOARD "INDEPENDENT" DIRECTORS, PRES. G.W. BUSH, SEC CHAIRMAN "
6) 9.28.05 " " " S.E.C. CHAIRMAN CHRISTOPHER COX, PRESIDENT G.W. BUSH, etal "
7) 11.5.05 IBM-SEC GOVERNMENTS' ABSOLUTELY DESPOTIC W.M. DIABOLISM KILLING AMERICANISM
8) 11.21.05 1A PETITION TO S.E.C. CHAIRMAN CHRISTOPHER COX, PRESIDENT G.W. BUSH, etal

CHIEF COUNSEL,

THE REFERENCED (7) IBM-SEC WMD - 35 PAGES - AN ETERNITY OF RELENTLESS TREACHEROUS TERRORISM - PSYCHOLOGICAL, PHYSICAL TORTURE CONSPIRED, PERPETRATED AND PERPETUATED RUTHLESSLY BY WICKED WATSONS' IBM - INTERNECINE BELIAL BARRATRY MA$$TERS SECURITIES EXCHANGED CONSPIRACY - GOVERNMENTS' ABSOLUTE DESPOTISM ANNIHILATING AMERICANISM, ULTIMATELY, THE REPUBLIC!

GIVEN A CONSTITUTIONAL - TRULY ALL CREATED EQUAL - FAIR, JUST LEGAL SYSTEM - A NATION OF LAWS, NOT BELIAL BARRATORS, SUCH TREACHEROUS TERRORISM DESTROYING THE REPUBLIC - ACTIONABLE UNDER THE "FEDERAL TORT CLAIMS ACT," & "FEDERAL ANTI-TERRORISM LAWS" - WOULD HAVE BEEN DERACINATED AT ITS CONCEPTION.

ALAS, SUCH BARRATROUSLY TREACHEROUS TERRORISM FLOURISHING, UNABATED, SPITS IN THE FACE OF THE CONSTITUTION, HUMANITY, US AMERICA!, WITH ABSOLUTE IMPUNITY. BEGGING THE QUESTION, THEREFORE, WHEREFORE IRAQ, BENEFICIARY OF AMERICA'S LARGESSE.. ANNUALLY, TAXPAYERS' BILLION $ & FREEDOM FOR AMERICA'S PUBLIC ENEMIES #1, YET NEVER A PENNY - ONLY PERSECUTION IN EXTREMIS FOR AMERICA'S PRO PATRIATS - RELATORS, ALAS, BETRAYED, DUPED.

ALAS, AMERICA'S WORST NIGHTMARE, THE LOSS OF AMERICA'S SOUL - HER DEFORCED, RENDERED IMPOTENT CONSTITUTION - TO THE INTERNECINE BELIAL BARRATRY MA$$TER EUGENICISTS' GREED - ANTITHESIS TO THE CONSTITUTION - CREED "RULES & REGULATIONS" SACRILEGIOUS HYPOCRISY KILLING PRO PATRIA - HUMANITY, US - AMERICA! THE SUBJECT-REFERENCED DOCUMENTS SO ATTEST. IN SUM: IBM-GOVERNMENT CONSPIRE, COMMIT CAPITOL-CAPITAL CRIMES, WE - THEIR TERRORIZED VICTIMS ARE FORCED TO SERVE THEIR TIME, ABSOLUTELY IN VAIN.

SINCERELY, Patrick Napolitano A LIFETIME FOR GOD & COUNTRY!

COPIES TO:
PRESIDENT G.W. BUSH, S.E.C. CHAIRMAN C. COX.